Exhibit 99.1

FORM 51 -102F3

MATERIAL CHANGE REPORT

1.         Name and Address of Company

NOVA Chemicals Corporation

1000 - 7th Avenue S.W.

Calgary, Alberta, T2P 5L5

2.         Date of Material Change

February 23, 2009

3.         News Release

A news release was distributed on February 23, 2009 prior to the opening of markets through Business Wire. A copy of the news release is attached to this Material Change Report as Schedule “A”.

4.         Summary of Material Change

NOVA Chemicals Corporation (“NOVA Chemicals”) (TSX: NCX, NYSE: NCX) and International Petroleum Investment Company (“IPIC”) announced on February 23, 2009 that they have entered into an agreement (the “Arrangement Agreement”) providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares (the “Shares”) for cash consideration of US$6.00 per Share. The acquisition will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

The Arrangement will be subject to court and regulatory approval and other customary conditions, including the approval by holders of at least 66 2/3% of the Shares represented in person or by proxy at a special meeting of NOVA Chemicals shareholders to be scheduled in connection with the Arrangement.

A Copy of the Arrangement Agreement is attached to this Material Change Report as Schedule “B”.

5.         Full Description of Material Change

5.1 - Full Description of Material Change

On February 23, 2009 NOVA Chemicals entered into the Arrangement Agreement with IPIC providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding Shares for cash consideration of US$6.00 per Share. The acquisition will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act. The total value of the Arrangement, including assumption of NOVA Chemicals’ net debt obligations, is approximately US$2.3 billion.

The Board of Directors of NOVA Chemicals, after consultation with its financial and legal advisors, has determined that the Arrangement is fair, from a financial point of view, to NOVA Chemicals shareholders and is in the best interests of NOVA Chemicals and its shareholders. It has unanimously approved the Arrangement and resolved to recommend that NOVA Chemicals shareholders vote their Shares in favour of the Arrangement. In addition, each member of NOVA Chemicals’ Board of Directors and executive leadership group has agreed to vote their Shares in favour of the Arrangement and has executed a voting agreement with IPIC to that effect.

UBS Investment Bank and RBC Capital Markets have provided opinions to NOVA Chemicals’ Board of Directors that the consideration under the Arrangement is fair, from a financial point of view, to NOVA Chemicals’ shareholders. Copies of the fairness opinions will be included in the meeting materials to be sent to NOVA Chemicals’ shareholders.

The Arrangement is not subject to any financing condition. As part of the Arrangement, IPIC has agreed to a US$250 million credit backstop facility (the “Credit Agreement”) to provide NOVA Chemicals with sufficient liquidity.

The Arrangement will be subject to court and regulatory approval and other customary conditions, including the approval by holders of at least 66 2/3% of the Shares represented in person or by proxy at a special meeting of NOVA Chemicals shareholders to be scheduled in connection with the Arrangement. An information circular regarding the Arrangement is expected to be mailed to NOVA Chemicals shareholders in March 2009 for a special meeting of NOVA Chemicals shareholders which is expected to be held in April 2009.

The Arrangement Agreement contains non-solicitation provisions which limit NOVA Chemicals’ ability to solicit third party proposals, subject to a “fiduciary out” and to certain match rights in favour of IPIC. It also provides for a termination fee of US$15 million plus additional amounts payable under the Credit Agreement and other payments by NOVA Chemicals to IPIC in certain circumstances.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

6.         Reliance on Subsection 7.1(2) or (3) of National Instrument 51 -102

Not applicable.

7.         Omitted Information

No information has been omitted from this report on the basis that such information is confidential.

8.         Executive Officer

For further information, please contact Jack S. Mustoe, Senior Vice President, Chief Legal Officer and Corporate Secretary at 412.490.4511.

9.         Date of Report

February 23, 2009

SCHEDULE “A”

IPIC and NOVA Chemicals Announce Friendly, Recommended All-Cash Acquisition of NOVA Chemicals

International Petroleum Investment Company (“IPIC”) and NOVA Chemicals Corporation (“NOVA Chemicals”) (NYSE:NCX)(TSX:NCX) announced today that they have entered into an agreement (the “Arrangement Agreement”) providing for the acquisition by IPIC of all of NOVA Chemicals’ outstanding common shares (the “Shares”) for a cash consideration of US$6.00 per Share. The acquisition will be implemented by way of a court-approved plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

The consideration per Share represents a 348% premium over the February 20, 2009 closing price of the Shares on the New York Stock Exchange (“NYSE”) and a 204% premium over the combined and currency-adjusted 30-day volume-weighted average price of the Shares on the Toronto Stock Exchange (“TSX”) and NYSE up to and including February 20, 2009. The total value of the Arrangement, including assumption of NOVA Chemicals’ net debt obligations, is approximately US$2.3 billion.

Based on a C$/US$ exchange rate of 1.2541, the cash consideration equates to C$7.52 per Share. The actual C$ equivalent cash consideration per Share will be based on the C$/US$ exchange rate at the time when the Arrangement is closed.

NOVA Chemicals’ operations are geographically complementary, bringing together IPIC’s existing petrochemicals capabilities in Europe, the Middle East and Asia and those of NOVA Chemicals which are primarily in North America.

The Arrangement is intended to enable NOVA Chemicals to meet all of its obligations to all of its stakeholders and will strengthen NOVA Chemicals’ balance sheet so that its strong assets will continue to operate and expand. As part of the Arrangement, IPIC has agreed to a US$250 million credit backstop facility (the “Credit Agreement”) to provide NOVA Chemicals with sufficient liquidity.

Under the Arrangement, NOVA Chemicals will operate as an independent chemicals and plastics company. It will continue to invest substantially in its Alberta and Ontario operating facilities, and also in its large and very productive research and development facilities in Calgary, AB.

“This acquisition will provide enhanced balance sheet strength for NOVA Chemicals and facilitate NOVA Chemicals’ growth internationally. We can provide stability and allow NOVA Chemicals to meet its operational and financial requirements while continuing to expand and invest in its business,” stated Managing Director and Board Member, IPIC, H.E. Khadem Al Qubaisi. “We believe the cash consideration under the Arrangement is very attractive to NOVA Chemicals shareholders and that the Arrangement is a very positive development for NOVA Chemicals’ employees and other stakeholders.”

NOVA Chemicals will continue to manage its operations and set its business objectives from North America. IPIC appreciates the high quality of NOVA Chemicals management and looks forward to working with the senior management team for the continued success and long-term growth of the company. IPIC encourages significant management autonomy while being available at the Board level to provide strategic guidance and governance. IPIC has no plans to change the current operations of NOVA Chemicals, and the current President and COO, Mr. Chris Pappas is expected to remain with the company as Chief Executive Officer upon the previously announced retirement of Mr. Jeff Lipton on May 1, 2009.

“The opportunity to join IPIC comes at a good time for NOVA Chemicals and will enable us to offer both stability and long-term growth to many of our stakeholders,” said Jeff Lipton, NOVA Chemicals’ CEO. “IPIC is well financed and has a track record of working successfully with companies like ours.”

“Working with IPIC will enable NOVA Chemicals to continue to build on our world class technology and take it around the world,” said Chris Pappas, NOVA Chemicals’ President and COO. “This Arrangement is a good opportunity for our employees and our customers to grow our business.”

About the Arrangement

The Arrangement will be subject to court and regulatory approval and other customary conditions, including the approval by holders of at least 66 2/3% of the Shares represented in person or by proxy at a special meeting of NOVA Chemicals shareholders to be scheduled in connection with the Arrangement.

The Arrangement is not subject to any financing condition.

An information circular regarding the Arrangement is expected to be mailed to NOVA Chemicals shareholders in March 2009 for a special meeting of NOVA Chemicals shareholders which is expected to be held in April 2009. The completion of the Arrangement would be expected to occur upon receipt of all final regulatory approvals.

The Arrangement Agreement will be filed by NOVA Chemicals on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml) and can be viewed by following links for NOVA Chemicals at www.novachemicals.com

Recommendation of NOVA Chemicals’ Board of Directors

The Board of Directors of NOVA Chemicals, after consultation with its financial and legal advisors, has determined that the Arrangement is fair, from a financial point of view, to NOVA Chemicals shareholders and is in the best interests of NOVA Chemicals and its shareholders. It has unanimously approved the Arrangement and resolved to recommend that NOVA Chemicals shareholders vote their Shares in favour of the Arrangement. In addition, each member of NOVA Chemicals’ Board of Directors and executive leadership group has agreed to vote their Shares in favour of the Arrangement. Both UBS Investment Bank and RBC Capital Markets have provided opinions to NOVA Chemicals’ Board of Directors that the consideration under the Arrangement is fair, from a financial point of view, to NOVA Chemicals’ shareholders.

The Arrangement Agreement contains non-solicitation provisions which limit NOVA Chemicals’ ability to solicit third party proposals, subject to a “fiduciary out” and to certain match rights in favour of IPIC. It also provides for a termination fee of US$15 million plus additional amounts payable under the Credit Agreement and other payments by NOVA Chemicals to IPIC in certain circumstances.

Benefits to North America

IPIC is confident that its acquisition of NOVA Chemicals will deliver significant benefits to Canada and the US, including providing stability to the operations, employees, customers, suppliers and stakeholders of NOVA Chemicals and the North American communities in which it operates.

IPIC recognizes the significant and robust capabilities of NOVA Chemicals’ business and its employees. It is firmly committed to ensuring that NOVA Chemicals’ business continues to play a leading role in the petrochemical industry, by providing both financial and employment stability and the opportunity to grow on the international stage.

IPIC is committed to continuing to invest in R&D as well as capital expenditure projects to maintain and expand the strength of NOVA Chemicals’ current operations in North America.

IPIC is fully committed to the highest standards of corporate social responsibility, understanding that it is fundamental to preserve its long-term competitiveness in the global arena. Maintaining a high level of health, safety and environmental performance and a strong commitment to Responsible Care(R) in NOVA Chemicals’ operations, and fully complying with all related laws, remain IPIC’s highest priorities.

About IPIC

IPIC is wholly owned by the Government of the Emirate of Abu Dhabi. Its mandate is to invest in the hydrocarbon sector outside the Emirate of Abu Dhabi. IPIC looks to earn a commercial rate of return on its investments and is a long-term equity investor. IPIC has become one of the leading companies in the field of petroleum and energy investment since its inception in 1984. It plays an active role in the development of petrochemical sector in Abu Dhabi through facilitating joint ventures, which benefit from the technology and operating resources of companies in IPIC’s portfolio and Abu Dhabi’s feedstock advantages. IPIC holds equity stakes in Borealis & OMV in Austria and Germany (1998 & 1994, respectively), Aabar in Abu Dhabi (2008), Hyundai Oilbank in South Korea (1999), Gulf Energy Maritime in Dubai (2004), CEPSA in Spain (1988), Oman Polypropylene in the Sultanate of Oman (2006), PARCO Refinery in Pakistan (1995), SUMED Company in Egypt (1995), Energia De Portugal in Portugal (2008), COSMO Oil in Japan (2007), MAN Ferrostaal in Germany (2008) and Oil Search in Australia (2008). Its estimated net worth is more than US$14 billion.

Additional information on IPIC can be found at www.ipic.ae and at www.ipiccanada.com.

About NOVA Chemicals

NOVA Chemicals is one of North America’s leading plastics and chemicals companies, developing and manufacturing materials for customers worldwide that produce consumer, industrial and packaging products. NOVA Chemicals generates approximately 45% of its revenue in the US, 35% of its revenue in Canada, and the remaining 20% in Europe and elsewhere.

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. NOVA Chemicals employees work to ensure health, safety, security and environmental stewardship through its commitment to Responsible Care®. NOVA Chemicals Shares are traded on the TSX and NYSE.

Additional Information

For additional information, please visit www.ipiccanada.com

Advisors and Counsel

HSBC is acting as exclusive financial advisor to IPIC and IPIC’s legal advisors are Torys LLP and Clifford Chance. UBS Investment Bank and RBC Capital Markets are acting as financial advisors to NOVA Chemicals and Osler, Hoskin & Harcourt LLP and Wachtell, Lipton, Rosen & Katz are acting as legal advisors to NOVA Chemicals.

Investors Conference Call

There will be a presentation for analysts and investors on Monday, February 23, 2009 at 10:00 am EST which will be available live by telephone or webcast.

Audio Access: Dial-In Number (416) 695-6130

Passcode: 253380

Live Webcast Access: The webcast link will be available at www.novachemicals.com > Investor Center > IR Calendar > NOVA Chemicals Supplemental Conference Call and Webcast

Audio Replay: An audio replay of the conference call will be available starting on Tuesday, February 24, 2009 at (416) 695-5800

Passcode: 253380

Webcast Replay: A replay of the webcast will be available for ten days ending Thursday, March 5, 2009 at www.novachemicals.com > Investor Center > IR Calendar > Archives 2009

Forward Looking Information

This press release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws and relating, but not limited to, IPIC’s and NOVA Chemicals’ expectations, intentions, plans and beliefs, and the proposal to acquire all of the outstanding common shares of NOVA Chemicals. Forward-looking information can often be identified by forward-looking or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking information.

You are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

These risks include that the completion of the proposed transaction is subject to a number of terms and conditions, including, without limitation: (i) required NOVA Chemicals shareholder approval, (ii) necessary court and regulatory approvals, and (iii) certain termination rights available to the parties under the Arrangement Agreement. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the Arrangement Agreement may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. You are cautioned that the list of risks and assumptions set forth or referred to above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in NOVA Chemicals’ public filings with the Canadian and United States securities regulatory authorities, including its most recent annual information form, annual report, management’s discussion and analysis, quarterly reports, and new releases. NOVA Chemicals’ public filings are available through NOVA Chemicals’ website at www.novachemicals.com. Copies of NOVA Chemicals’ Canadian public filings are available on SEDAR at www.sedar.com. NOVA Chemicals’ public filings in the United States, including NOVA Chemicals’ most recent annual report on form 40-F, as supplemented by its filings on form 6-K, are available at www.sec.gov. You are further cautioned that information contained on, or accessible through, these websites is current only as of the date of such information and may be superseded by subsequent events or filings. The forward-looking information in this press release is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information is made only as of the date of this press release, and except as required by applicable law, neither IPIC nor NOVA Chemicals undertakes any obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

CONTACTS: NOVA Chemicals Corporation Investor relations Chuck Magro - Vice President, Investor Relations Tel: 412.490.5047 E-mail: magroc@novachem.com or Media relations Greg Wilkinson - Vice President, Public and Government Affairs Tel: 412.490.4166 E-mail: wilkinga@novachem.com or Additional media inquiries David Kaiser - Senior Vice President Fleishman-Hillard Canada Inc. Tel: 416.645.3682 E-mail: david.kaiser@fleishman.ca or Joanne Kearney - Account Director Fleishman-Hillard Canada Inc. Tel: 416.645.8180 E-mail: joanne.kearney@fleishman.ca

SCHEDULE “B”

ARRANGEMENT AGREEMENT

[attached]

Execution Version

ARRANGEMENT AGREEMENT

BETWEEN

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

-AND-

NOVA CHEMICALS CORPORATION

FEBRUARY 23, 2009

TABLE OF CONTENTS

ARTICLE I
INTERPRETATION		2
1.1	Definitions	2
1.2	Interpretation Not Affected by Headings	17
1.3	Number and Gender	17
1.4	Date for Any Action	17
1.5	Currency	17
1.6	Accounting Matters	18
1.7	Knowledge	18
1.8	Schedules	18
1.9	Other Definitional and Interpretive Provisions	18

ARTICLE II
THE ARRANGEMENT		19
2.1	Arrangement	19
2.2	Interim Order	19
2.3	The Company Meeting	20
2.4	The Company Circular	20
2.5	Options, EAUs, RSUs, and DSUs	22
2.6	Final Order	22
2.7	Court Proceedings	23
2.8	Articles of Arrangement and Effective Date	23
2.9	Payment of Consideration	24
2.10	Public Communications	24

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY		24
3.1	Representations and Warranties	24
3.2	Disclaimer of Additional Representations and Warranties	25
3.3	Survival of Representations and Warranties	25

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER		25
4.1	Representations and Warranties	25
4.2	Disclaimer of Additional Representations and Warranties	25
4.3	Survival of Representations and Warranties	25

ARTICLE V
COVENANTS OF COMPANY AND PURCHASER		25
5.1	Covenants of the Company Regarding the Conduct of Business	25
5.2	Covenants of the Company Regarding the Arrangement	29
5.3	Covenants of Purchaser Regarding the Performance of Obligations	32
5.4	Mutual Covenants	34

ARTICLE VI
CONDITIONS		35
6.1	Mutual Conditions Precedent	35
6.2	Additional Conditions Precedent to the Obligations of Purchaser	36
6.3	Additional Conditions Precedent to the Obligations of the Company	36
6.4	Satisfaction of Conditions	37

ARTICLE VII
ADDITIONAL AGREEMENTS		37
7.1	Notice and Cure Provisions	37
7.2	Non-Solicitation	38
7.3	Right to Match	40
7.4	Agreement as to Damages	41
7.5	Fees and Expenses; Other Payments	42
7.6	Injunctive Relief and Specific Performance	42
7.7	Access to Information; Confidentiality Agreement	43
7.8	Insurance and Indemnification	43
7.9	Restructuring	45
7.10	$250 Million Backstop Credit Facility and EDC Facility	46
7.11	Withholding Rights	46
7.12	JV Entities	47

ARTICLE VIII
TERM, TERMINATION, AMENDMENT AND WAIVER		47
8.1	Term	47
8.2	Termination	47
8.3	Waiver	49

ARTICLE IX
GENERAL PROVISIONS		49
9.1	Notices	49

ii

9.2	Governing Law	51
9.3	Third Parties	51
9.4	Time of Essence	51
9.5	Entire Agreement, Binding Effect and Assignment	51
9.6	Severability	51
9.7	Counterparts, Execution	52
9.8	Amendments	52

iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated February 23, 2009,

BETWEEN:

International Petroleum Investment Company, a corporation existing under the laws of United Arab Emirates (“Purchaser”)

- and -

NOVA Chemicals Corporation, a corporation existing under the laws of Canada (the “Company”)

WHEREAS, Purchaser desires to acquire all of the Company Shares (as hereinafter defined);

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has unanimously determined, after consultation with its Financial Advisors, that the consideration per Company Share to be received by the Company Shareholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the transactions contemplated in the Arrangement are in the best interests of the Company; and the Board of Directors unanimously has resolved to support the Arrangement and to unanimously recommend acceptance of the Arrangement to the Company Shareholders, all on the terms and subject to the conditions contained herein;

AND WHEREAS concurrently with the execution and delivery of this Agreement, Purchaser and the Company have entered into a term loan credit agreement providing the Company with up to US$250 million of borrowing availability (the “$250 Million Backstop Credit Facility”), and the Company and EDC have entered into a revolving credit agreement providing the Company with up to US$150 million of borrowing availability (the “EDC Facility”);

AND WHEREAS all of the members of the Board of Directors and the Senior Officers have concurrently with the execution and delivery of this Agreement entered into the Lock-Up Agreements;

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE I
INTERPRETATION

1.1          Definitions

In this Agreement, unless the context otherwise requires:

“2009 Notes” means the Company’s US$250,000,000 7.4% notes due 2009 issued pursuant to the Indenture dated as of January 14, 1999 between the Company and The First National Bank of Chicago, as Trustee;

“$250 Million Backstop Credit Facility” has the meaning ascribed thereto in the recitals;

“Acquisition Proposal” means (a) any offer, proposal or inquiry relating to any (i) merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving the Company and/or one or more of its subsidiaries or the JV Entities the assets or revenues (or in the case of a JV Entity, the Company’s proportionate share of assets or revenues) of which, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable of the Company and its subsidiaries, (ii) sale of assets (including shares of subsidiaries or the JV Entities or rights or interests therein or thereto) of the Company and/or one or more of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries (or any lease, long-term supply agreement or other arrangement having the same economic effect), (iii) sale or acquisition of more than 20% of the voting or equity securities of the Company (or rights or interests therein or thereto), or similar transactions involving the Company and/or one or more of its subsidiaries or the JV Entities or (b) a proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding, in each case the Arrangement or any transaction to which Purchaser or its affiliate is a party, any transaction involving only the Company and/or one or more of its subsidiaries and/or the JV Entities and any exercise by INEOS Group Limited of the put/call option held by INEOS Group Limited in respect of the Company’s ownership interest in the INEOS Joint Ventures, but including for greater certainty any modification or proposed modification to an Acquisition Proposal;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators;

“Agreement” means this Agreement, including all schedules, and all amendments or restatements hereof (if any);

“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of

Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made;

“associate” has the meaning ascribed thereto in the Securities Act;

“Board of Directors” has the meaning ascribed thereto in the recitals;

“business day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are closed in Calgary or Toronto, Canada; New York City, USA; or Abu Dhabi, United Arab Emirates;

“Business Intellectual Property” means the Licensed Intellectual Property and the Owned Intellectual Property;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“CFIUS” has the meaning ascribed thereto in Section 5.3(d);

“China Clearance” has the meaning ascribed thereto in Part D of Schedule A;

“Code” means the United States Internal Revenue Code of 1986;

“Collective Agreements” means collective bargaining agreements and letters of understanding with bargaining agents, trade unions, councils of trade unions, employee bargaining agencies, affiliated bargaining agents or employee associations by which the Company or any of its subsidiaries is bound;

“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Financial Statements” has the meaning ascribed thereto in Section (j) of Schedule E hereto;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered which the Company or any of its subsidiaries is a party to or bound by or which the Employees or their dependents participate in or which the Company or any of its subsidiaries has, or will have, any liability or contingent liability under or, pursuant to which payments are made, or benefits are provided or an entitlement to payments or benefits may arise with respect to any Employees or former employees, directors or officers of the Company or any of its subsidiaries or Consultants (or any spouses, dependants, survivors or beneficiaries of any such persons), relating to retirement savings, pensions, bonuses, profit sharing, retention, severance, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, employee loans, vacation pay, severance or termination pay or other employee benefits, but excluding Statutory Plans;

“Company Rights Plan” means the Shareholder Rights Plan Agreement dated March 24, 1999 between the Company and CIBC Mellon Trust Company, as amended April 6, 2005;

“Company Shareholders” means the registered or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Company’s Public Disclosure Record” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Company with the SEC or the OSC since January 1, 2007 and on or before February 22, 2009, together with any documents filed or furnished during such period by the Company to the SEC on Current Reports on Form 6-K, in each case that are available to the public on EDGAR or SEDAR;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” has the meaning ascribed thereto in Part A of Schedule A;

“Confidentiality Agreement” means the letter agreement dated February 7, 2009 between Purchaser and the Company;

“Consideration” means US$6.00 in cash per Company Share, subject to adjustment in accordance with Section 2.6 of the Plan of Arrangement;

“Consultant” means any individual whose relationship to the Company or any of its subsidiaries is that of independent contractor;

“Contract” means any contract, license, lease, franchise, agreement, commitment, understanding or other legally binding right or obligation to which the Company or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets, may be bound or by which the Company or any of its subsidiaries has any liability and, for greater certainty, shall include a Government Contract but shall exclude Company Plans;

“Court” means the Court of Queen’s Bench of Alberta;

“Credit Agreements” means, collectively, (a) the Credit Agreement dated as of August 14, 2008 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto; (b) the Restated Credit Agreement dated as of March 12, 2008 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009; (c) the Restated Credit Agreement dated as of March 12, 2008 among the Company, as Borrower, Royal Bank of Canada, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (d) the Credit Agreement dated as of March 2, 2007 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (e) the Credit Agreement dated as of January 20, 2006 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto; as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (f) the proposed C$10 million unsecured loan facility from the Province of Ontario under the Advanced Manufacturing Investment Strategy Program; and (g) the EDC Facility;

“D&O Insurance” has the meaning ascribed thereto in Section 7.8(2);

“Data Room” means the virtual data room established by the Company as at 11:59 p.m. on the date hereof, the index of documents of which is located in folder 20 of the Data Room;

“Depository” means CIBC Mellon Trust Company;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“DSU Plans” means, collectively, (a) the Company Deferred Share Unit Plan for Key Employees, as amended on October 1, 2004; (b) the Company Deferred Share Unit Plan for Key U.S. Employees, as amended on October 1, 2004 and February 7, 2008; (c) the Company 2005 Deferred Share Unit Plan for U.S. Key Employees, dated January 1, 2005; (d) the Company Deferred Share Unit Plan for Non-Employee Directors, as amended on October 1, 2004; and (e) the Company 2005 Deferred Share Unit Plan for Non-Employee Directors, dated January 1, 2005;

“DSUs” means the deferred share units granted under the DSU Plans;

“EAU Plan” means the Company Equity Appreciation Plan dated February 16, 2000, as amended on February 12, 2004;

“EAUs” means the equity appreciation units granted under the EAU Plan;

“ECMR Clearance” has the meaning ascribed thereto in Part C of Schedule A;

“EDC” means Export Development Canada;

“EDC Facility” has the meaning ascribed thereto in the recitals;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employees” means those individuals employed by the Company or any of its subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

“Employment Contracts” means all written Contracts, other than Company Plans, relating to the employment of an Employee or Consultant, or providing for retention, termination, severance or change of control benefits;

“Encumbrance” (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse claim, option, right, privilege or other third party interest or encumbrance of any kind, whether contingent or absolute;

“Environment” means the ambient air, all layers of the atmosphere, surface water, ground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter (including natural resources) and living organisms;

“Environmental Laws” means all applicable Laws relating to the Environment, the protection of the Environment (including the reduction of greenhouse gas emissions), the regulation of Hazardous Materials (including the transportation of dangerous goods), or occupational, employee and public health and safety;

“ERISA” means the Employee Retirement Income Security Act of 1974;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Exon-Florio” has the meaning ascribed thereto in Section 5.3(d);

“Fairness Opinions” means the separate opinions of (a) RBC Dominion Securities Inc., a member company of RBC Capital Markets, and (b) UBS Investment Bank, financial advisors to the Company, to the effect that, as of the date of such opinion, the Consideration under the Arrangement is fair, from a financial point of view, to Company Shareholders;

“Final Order” means the final order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Purchaser, each acting reasonably) on appeal;

“Financial Advisors” means, collectively, UBS Investment Bank and RBC Capital Markets;

“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, Guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a Guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class or series that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class or series) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money and classified as indebtedness under GAAP, (i) under a Guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within clauses (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within clauses (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted, but excludes (i) in respect of the Company or a subsidiary obligations and liabilities owing to the Company or a subsidiary, (ii) trade payables and accrued expenses arising in the ordinary course of business, (iii) prepaid or deferred revenue arising in the ordinary course of business, (iv) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase prices of an asset to satisfy unperformed obligations of the seller of such asset and (v) earn-out obligations until such obligations become a liability on the balance sheet of such person in accordance with GAAP;

“GAAP” means Canadian generally accepted accounting principles, as in effect at the relevant time;

“Government Contract” means all Contracts between or among the Company or any of its subsidiaries and any Governmental Entity;

“Governmental Entity” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority (including the TSX and the NYSE);

“Guarantee” of or by any person means any obligation, contingent or otherwise, of such person guaranteeing any Financial Indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Financial Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Financial Indebtedness, (b) to purchase property, securities or services for the purpose of assuring the owner of such Financial Indebtedness of the payment of such Financial Indebtedness or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Financial Indebtedness; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business;

“Hazardous Materials” means any chemical or other material or substance, form of energy or other contaminant (as such term is defined in the Environmental Protection Act (Ontario));

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Act Clearance” has the meaning ascribed thereto in Part B of Schedule A.

“Indemnified Person” has the meaning ascribed thereto in Section 7.8;

“Indentures” means, collectively, (a) the Indenture dated as of September 21, 1995 between the Company and The First National Bank of Chicago, as Trustee, pursuant to which the Company’s US$100,000,000 7.875% debentures due 2025 were issued; (b) the Indenture dated as of January 14, 1999 between the Company and The First National Bank of Chicago, as Trustee, pursuant to which the Company’s US$250,000,000 7.4% notes due 2009 were issued; (c) the Trust Indenture dated as of August 28, 2000 between the Company and CIBC Mellon Trust Company, as Trustee, pursuant to which the Company’s C$250,000,000 7.85% notes due 2010 were issued; (d) the Indenture dated as of January 13, 2004 between the Company and U.S. Bank National Association, as Trustee, pursuant to which the Company’s US$400,000,000 6.5% notes due 2012 were issued; and (e) the Indenture dated as of October 31, 2005 between the Company and U.S. Bank National Association, as Trustee, pursuant to which the Company’s US$400,000,000 floating notes due 2013 were issued;

“INEOS Joint Ventures” means INEOS NOVA LLC, INEOS NOVA Ltd., INEOS NOVA European Holding B.V and INEOS NOVA International SA.

“Intellectual Property Rights” means (a) any and all proprietary rights provided under: (i) patent law; (ii) copyright law (including moral rights); (iii) trade-mark law; (iv) design patent or industrial design law; (v) semi-conductor chip law; or (vi) any other statutory provision or common law principle, including trade secret law, which may provide a right in either hardware, software, documentation, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of such hardware, software, documentation, ideas, formulae, algorithms, concepts, inventions, processes or know-how; (b) any and all applications, registrations, licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing; and (c) all licenses and waivers and benefits of waivers of the rights set out above and all rights to damages and profits by reason of the infringement of any of the rights set out above;

“Interim Order” means the interim order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and Purchaser, each acting reasonably;

“IP Agreements” means Contracts under which the Company or any of its subsidiaries has received or granted a license to Business Intellectual Property which is material to the business of the Company or any of its subsidiaries as currently conducted;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended;

“Investment Canada Approval” has the meaning ascribed thereto in Part A of Schedule A;

“JV Entities” means the joint ventures (whether in partnership, limited liability company or other organizational form) in which any of the Company or its subsidiaries has an equity or other ownership interest, including INEOS Joint Ventures, Accelerated Building Technologies, LLC, NOVIDESA, S.A. de C.V., LRM Industries, LLC, TPFTZ C.I.C. Industrial Co., Ltd. and POSM II Limited Partnership;

“Law” or “Laws” means all supranational, international, multinational, federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are binding upon or applicable to such Party or its assets;

“Licensed Intellectual Property” means all Intellectual Property Rights used by the Company or its subsidiaries except for the Owned Intellectual Property;

“Lock-Up Agreements” means the lock-up agreements dated the date hereof between Purchaser, on the one hand, and each of the directors of the Company and the Senior Officers, on the other hand, pursuant to which such directors and the Senior Officers have agreed, among other things, to support the Arrangement and to vote the Company Shares beneficially owned by them in favour of the Arrangement Resolution;

“Material Adverse Effect” means any fact, change, effect, circumstance, event, occurrence, action, omission or development that, individually or in the aggregate, (a) is or would reasonably be expected to be material and adverse to the financial condition, business or annual results of operations of the Company, its subsidiaries and the JV Entities, on a consolidated basis, or (b) prevents or could reasonably be expected to prevent the ability of the Company to consummate the transactions contemplated by this Agreement; provided any fact, change, effect, circumstance, event, occurrence, action, omission or development resulting from or arising in connection with any of the following shall not constitute a Material Adverse Effect:

(i)            any change generally affecting the plastics or chemical business in the countries or markets where the Company and its subsidiaries operate or conduct business (including, without limitation, changes related to prices of commodities or products used or sold in the Company’s and its subsidiaries’ business);

(ii)           any change in global, North American, national or regional political conditions (including acts of terrorism);

(iii)          any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Entity or any changes in Canadian GAAP;

(iv)          any natural disaster;

(v)           any change in general economic, business, regulatory, national or global financial, currency exchange, securities or commodity market conditions;

(vi)          the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(vii)         the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken in account in determining whether a Material Adverse Effect has occurred);

(viii)        any action required by the terms of this Agreement or undertaken by the Company at the request of or with the consent of Purchaser; or

(ix)           any change in the trading price or volume of the Company Shares or Notes (it being understood that the causes underlying such change in market price or trading volume may be taken in account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company trade;

provided, however, that with respect to the immediately preceding clauses (i) through (v) such matters do not have a disproportionate effect on the Company, its subsidiaries and the JV Entities taken as a whole, relative to other companies and entities operating in the plastics or chemical industries;

“Material Contract” means any Contract that: (a) if terminated would or would reasonably be expected to have a Material Adverse Effect; (b) provides for obligations or entitlements of the Company and/or its subsidiaries exceeding US$2.0 million per annum; (c) has a term in excess of 24 months and which is not terminable by the Company or its subsidiaries upon notice of 3 months or less; (d) is a joint venture or similar agreement in respect of any plastics or chemicals production, development or marketing activity, (e) is a contract with a third party that contains a material most favoured nations or similar clause in favour of the third party; (f) is a contract that contains any non-competition or similar obligations or that restricts in any material way the business of the Company or any subsidiary as currently conducted; (g) relates to any Material Financial Indebtedness of the Company and/or its subsidiaries; (h) relates to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of material assets or an ownership interest in a material business or pursuant to which the Company or any of its subsidiaries has any material ownership or participation interest in any other person or other business enterprise other than the Company’s subsidiaries; (i) relates to the acquisition or sale by the Company of any operating business or the capital stock or other ownership or participation interest of any other person and under which the Company has any material continuing liability or obligation; or (j) is a contract under which the Company or any of its subsidiaries has received a licence to use any third party Intellectual Property Rights that are material to the business of the Company or its subsidiaries;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Material Financial Indebtedness” means any Financial Indebtedness with a principal amount (or a payment obligation on a marked-to-market basis) in excess of US$25,000,000;

“MD&A” has the meaning ascribed thereto in Section (j) of Schedule E hereto;

“MI 61-101” has the meaning ascribed thereto in Section (ee) of Schedule E hereto;

“Notes” means, collectively, the debentures and notes issued by the Company pursuant to the Indentures;

“NYSE” means the New York Stock Exchange;

“Option” means an option to purchase a Company Share granted under the Stock Option Plan;

“Out-of-Money Option” means each Option/SAR or EAU the exercise price or redemption price of which is greater than or equal to the Consideration;

“Outside Date” means July 15, 2009, subject to the right of the Company or Purchaser to postpone the Outside Date for up to an additional 60 days (in 30 day increments) if one or more of the Regulatory Approvals have not been obtained and none of such remaining Regulatory Approvals have been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than 15 days (or such earlier date as is practicable in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties;

“Owned Intellectual Property” means all Intellectual Property Rights created, owned or developed in whole or in part by or on behalf of the Company or its subsidiaries;

“Owned Real Property” means the real property owned by the Company or its subsidiaries;

“Parties” means the Company and Purchaser, and “Party” means any of them;

“Pension Plan” means all registered Company Plans relating to retirement or retirement savings including registered retirement savings plans or registered pension plans (whether defined contribution plans or defined benefit plans);

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“Permitted Encumbrances” means, with respect to the Company and its subsidiaries:

(a)                                 statutory liens for Taxes not yet due or payable or which the Company or its subsidiaries owing such Taxes is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes, or if adequate reserves with respect thereto are maintained in the appropriate financial statements;

(b)                                statutory liens incurred or deposits made in the ordinary course of the business of the Company and its subsidiaries in connection with workers’ compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c)                                 security given by the Company or any of its subsidiaries pursuant to the Restated Credit Agreement dated as of March 12, 2008 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009;

(d)                                security given by the Company or any of its subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business of the Company and its subsidiaries;

(e)                                 undetermined or inchoate construction, mechanics or repair or storage liens arising in the ordinary course of the business of the Company and its subsidiaries, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Law or of which notice in writing has not been given to the Company or its subsidiaries;

(f)                                   any reservations or exceptions contained in the original grants from the Crown or Governmental Entity, as applicable;

(g)                                easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not in the aggregate materially detract from the value of the Owned Real Property or ability to use the real property subject to Real Property Leases and will not materially and adversely affect the ability of the Company and its subsidiaries to carry on their business as it has been carried on in the past;

(h)                                zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other persons registered against title to the Owned Real Property or the real property subject to Real Property Leases, provided that they do not in the aggregate materially detract from the value of the Owned Real Property or ability to use the real property subject to Real Property Leases and will not materially and adversely affect the ability of the Company and its subsidiaries to carry on their business as it has been carried on in the past;

(i)                                    any Encumbrance to the extent it would constitute a Permitted Lien under any of the Credit Agreements or Indentures; and

(j)                                    such other defects or irregularities of title as do not materially and adversely detract from the value or interfere with the use of the properties or assets subject thereto or affected thereby.

“Permitted Securitization Program” has the meaning ascribed thereto in the Credit Agreement described in clause (b) of the definition of Credit Agreements;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, corporation, body corporate, unincorporated organization, joint venture, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule C hereto, and any amendments or variations thereto made in accordance with Section 9.8 hereof or Section 5.2 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Real Property Leases” means the leases, subleases and other similar agreements (and all amendments or modifications thereto) under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, clearances, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

“Releases” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action referred to in any Environmental Law;

“Requisite Approval” means the approval of Company Shareholders in accordance with Section 2.2(b), as may be modified by the Interim Order;

“Response Period” has the meaning ascribed thereto in Section 7.3(1)(c);

“RSU Plan” means the Company Restricted Stock Unit Plan dated September 9, 2003, as amended on September 7, 2007;

“RSUs” means the restricted stock units granted under the RSU Plan;

“Returns” means all reports, forms, schedules, elections, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

“SARs” means the tandem share appreciation rights under the Stock Option Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Alberta);

“Securities Authorities” means the Alberta Securities Commission, the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada, and the SEC;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws, United States federal and state securities Laws and the rules and regulations and published policies under or relating to the foregoing securities Laws and applicable stock exchange rules and listing standards of the TSX and the NYSE;

“Senior Officers” means Jeffrey M. Lipton, Lawrence A. MacDonald, Jack S. Mustoe, Christopher D. Pappas and Marilyn Horner;

“Shrink Wrap Software” means software that is generally commercially available: (a) through or in consumer retail stores; (b) from the software licensors or their distributors, sales agents, representatives or other persons, including value-added and other resellers or original equipment manufacturers; or (c) from the Internet pursuant to “shrink wrap” or “click through” licenses;

“Statutory Plans” means statutory plans or social security which the Company or any of its subsidiaries is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Stock Option Plan” means the Company Employee Incentive Stock Option Plan (1982), as amended on April 12, 2007, including the UK sub plan to the Stock Option Plan;

“subsidiary” means, with respect to a specified person, any entity, whether incorporated or unincorporated, in which such person owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such person otherwise has the power to direct and, with respect to the Company, does not include the JV Entities;

“Superior Proposal” shall mean any bona fide written Acquisition Proposal not solicited in violation of this Agreement after the date of this Agreement, which the Board of Directors receives after the date hereof but before the time at which the Arrangement Resolution is passed: (a) to acquire not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis; (b) that is reasonably capable of being completed without undue delay, taking into account to the extent considered appropriate by the Board of Directors all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (c) that in respect of which any financing is then committed or confirmation is provided from the sources of financing to be used to complete the transactions contemplated by such proposal that such financing, as reasonably determined by the Board of Directors, is reasonably likely to be available to effect (i) payment in full for all of the Company Shares or assets, as the case may be; (ii) the repayment in full when due of the 2009 Notes, if outstanding, or the repayment in full of all amounts owing and/or outstanding under the $250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and the expenses payable thereunder), and (iii) the payment in full of fees and expenses of Purchaser (to the extent required by Section 7.4 and the $250 Million Backstop Credit Facility); (d) that did not result from a breach of Section 7.2 of this Agreement; (e) that is not subject to any due diligence condition or requirement; and (f) that the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is more favourable to Company Shareholders from a financial point of view than the Arrangement;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means all supranational, national, federal, state, provincial, territorial, county, municipal, local or foreign taxes, dues, duties, rates, fees, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Entity including, but not limited to, (a) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, stamp, franchise, license, occupation, premium, capital stock, sales, use, real property, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, anti-dumping, countervail, excise, customs, duties, stamp, occupation, or premium taxes, (b) all withholdings on amounts paid to or by a person, (c) all employment insurance or other Statutory Plan premiums payable to a Governmental Entity, (d) any fine, penalty, interest, or addition to tax, (e) any tax imposed, assessed, or collected or payable pursuant to any tax sharing agreement or any other arrangement relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (f) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law;

“Technology” has the meaning ascribed thereto in Section (bb) of Schedule E hereto;

“Termination Fee” has the meaning ascribed thereto in Section 7.4(1); and

“TSX” means the Toronto Stock Exchange.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3                          Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4                          Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5                          Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “US$” refers to United States dollars and “C$” refers to Canadian dollars.

1.6                          Accounting Matters

Unless otherwise stated, all financial accounting terms used in this Agreement in respect of the Company and its subsidiaries shall have the meanings attributable thereto under GAAP and all determinations of a financial accounting nature in respect of the Company and its subsidiaries required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7                          Knowledge

In this Agreement, unless otherwise stated, references to “the knowledge of the Company” means the actual knowledge, after reasonable inquiry (in the case of the Company and its subsidiaries) and the actual knowledge, without inquiry (in the case of the JV Entities), of the Senior Officers in their capacity as officers of the Company and its subsidiaries and not in their personal capacity.

1.8                          Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	-	Regulatory Approvals
Schedule B	-	Arrangement Resolution
Schedule C	-	Plan of Arrangement
Schedule D	-	$250 Million Backstop Credit Facility
Schedule E	-	Representations and Warranties of the Company
Schedule F	-	Representations and Warranties of Purchaser

1.9                          Other Definitional and Interpretive Provisions

(a)                                  References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)                                 The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)                                  Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)                                 References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(e)                                  References to a particular statute or law shall be to such statute or law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

ARTICLE II
THE ARRANGEMENT

2.1                          Arrangement

The Company and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                          Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, but in any event in sufficient time to permit the Company Meeting to be convened in accordance with Section 2.3(1), the Company shall apply in a manner reasonably acceptable to Purchaser pursuant to Section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)                                  for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)                                 the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, each Company Share entitling the holder thereof to one vote on the Arrangement Resolution;

(c)                                  that, in all other respects, the terms, restrictions and conditions of the Company’s articles and by-laws as in effect as of the date hereof, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)                                 for the grant of the Dissent Rights;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)                                    that the Company Meeting may be adjourned or postponed from time to time by the Company (subject to the terms of this Agreement) without the need for additional approval of the Court; and

(g)                                 confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Meeting in accordance with the Interim Order.

2.3                          The Company Meeting

(1)                             Subject to the terms of this Agreement and the Interim Order, the Company agrees to convene and conduct the Company Meeting as soon as reasonably practicable, with a target date for the Company Meeting of April 14, 2009, and in any event will hold the Company Meeting no later than April 24, 2009, in each case, in accordance with the Interim Order, the Company’s articles and by-laws as in effect on the date hereof and applicable Laws, and not postpone or adjourn (other than a postponement or adjournment not exceeding three business days for the purpose of attempting to obtain the requisite approvals as set out in Section 2.2(b)) or cancel the Company Meeting without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) except as required for quorum purposes, to comply with requirements of applicable Law (provided that the Company uses commercially reasonable efforts to comply with such Laws in a timely manner and excluding applicable Laws governing fiduciary duties, which the Parties hereby agree are otherwise addressed in this Agreement).

(2)                             Subject to the terms of this Agreement, the Company will use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including, if so requested by Purchaser, acting reasonably (i) using dealer and proxy solicitation services and (ii) cooperating with any persons engaged by Purchaser to solicit proxies in favour of the Arrangement Resolution.

(3)                             The Company will give notice to Purchaser of the Company Meeting and allow Purchaser’s representatives and legal counsel to attend the Company Meeting.

(4)                             The Company will advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last seven business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(5)                             The Company will promptly advise Purchaser of any written notice of dissent or purported exercise by any registered holder of Company Shares of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, will provide Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any registered holder of Company Shares exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not settle any claims with respect to Dissent Rights without first consulting with Purchaser.

2.4                          The Company Circular

(1)                                  As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Purchaser, the Company Circular together with any other documents required by the CBCA, Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company

Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Company Shareholder and other persons as required by the Interim Order and applicable Laws (for the purposes of this Section 2.4, “Company Circular” shall include such other documentation), in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).

(2)                             The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular will not, at the time of mailing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information furnished by Purchaser or its affiliates) and shall provide Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. The Company Circular will include (i) subject to Section 8.2(1)(e), the unanimous recommendation of the Board that Company Shareholders vote in favour of the Arrangement and (ii) the Fairness Opinions.

(3)                             Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by Purchaser and its counsel, provided that all information relating solely to Purchaser included in the Company Circular shall be in form and content satisfactory to Purchaser, acting reasonably.

(4)                             Purchaser will furnish to the Company all such information concerning itself as may be reasonably required by the Company in the preparation of the Company Circular and other documents related thereto, and Purchaser shall ensure that no such information will contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning itself not misleading in light of the circumstances in which it is disclosed. Purchaser shall, jointly and severally, indemnify and save harmless the Company, its subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any subsidiary of the Company or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising directly or indirectly, from or in consequence of: (a) any misrepresentation or alleged misrepresentation in any information included in the Company Circular that is provided by Purchaser or its representatives in writing specifically for the purpose of inclusion in the Company Circular; and (b) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in any information related to Purchaser and provided by Purchaser or its representatives in writing specifically for the purpose of inclusion in the Company Circular.

(5)                             Each of the Parties shall promptly notify the other Parties if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Purchaser only with respect to it) that the Company Circular or any amendment or supplement thereto contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5                          Options, EAUs, RSUs, and DSUs

(1)                             Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all Options and/or SARs, if applicable, whether vested or unvested will be cancelled by the Company in exchange for payment to each holder of an Option and/or SAR of the amount, if any, equal to the Consideration less the applicable exercise price and net of all Taxes required to be withheld in respect of each Option and/or SAR and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(2)                             Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all EAUs, whether vested or unvested, will be cancelled by the Company in exchange for payment to each holder of an EAU of an amount, if any, equal to the Consideration less the applicable redemption price and net of all Taxes required to be withheld in respect of such EAU and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(3)                             Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all RSUs, whether vested or unvested, will be cancelled by the Company in exchange for cash payment to each holder of an RSU of an amount equal to the Consideration net of all Taxes required to be withheld and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(4)                             Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all DSUs, whether vested or unvested, will be cancelled by the Company in exchange for payment to each holder of a DSU of an amount equal to the Consideration net of all Taxes required to be withheld in respect of such DSU and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

2.6                          Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law and then subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter, and in any event no later than 3 business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.7                          Court Proceedings

Purchaser and the Company will cooperate in seeking the Interim Order and the Final Order, including by Purchaser providing to the Company on a timely basis any information required to be supplied by Purchaser concerning itself in connection therewith. The Company will provide legal counsel to Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. The Company will also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall (i) require Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or (ii) limit the Company’s ability to take any and all steps, including the filing of all manner of documents with any Governmental Entity, to enforce its rights hereunder.

2.8                          Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule C, as it may be amended as provided for in this Agreement. Subject to the Interim Order, the Final Order and any applicable Law, the Company agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 9.8 of this Agreement to add, remove or amend any steps or terms determined to be necessary or desirable by Purchaser, acting reasonably, including providing for the purchase of Company Shares by an affiliate of Purchaser, provided that the Plan of Arrangement shall not be amended in any manner which is (a) prejudicial to the Company Shareholders or other persons to be bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or (b) creates a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Regulatory Approval or the satisfaction of any condition set forth in Article VI hereof.

On the third business day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Company with the Director, provided that the Company shall not be required to file Articles of Arrangement with the Director unless it has received written confirmation of funding referred to in Section 2.9. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. The closing of the transactions contemplated hereby will take place at the offices of Osler, Hoskin & Harcourt LLP,

Suite 2500, TransCanada Tower, 450 1st Street S.W., Calgary, Alberta or at such other location as may be agreed upon by the Parties.

2.9                          Payment of Consideration

Purchaser will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide (i) the Depository with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably) to pay the Consideration for all of the Company Shares to be acquired pursuant to the Arrangement and (ii) if requested by the Company, the Company with sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement.

2.10                   Public Communications

The Company and Purchaser agree to co-operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement. The Parties agree to make a joint press release with respect to this Agreement and the transactions contemplated herein forthwith after the date hereof. Thereafter, no Party shall issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) other than any reasonable disclosure required in order to obtain consents from the counterparties to each Contract as disclosed in writing to Purchaser relating to the acquisition by Purchaser of the Company Shares; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing, and provided further, that the Company shall have no obligation to consult with Purchaser prior to any disclosure by the Company with regard to an Acquisition Proposal. Notwithstanding the foregoing, the Company may make internal announcements to employees and have discussions with shareholders and financial analysts so long as such statements and announcements are consistent with the previous press releases, public disclosures or public statements made jointly by the Company and Purchaser.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1                          Representations and Warranties

Except as disclosed in the Company’s Public Disclosure Record, the Company hereby represents and warrants to and in favour of Purchaser as set forth in Schedule E hereto. Any investigation by Purchaser shall not mitigate or diminish the representations and warranties of the Company, as same may be qualified.

3.2                          Disclaimer of Additional Representations and Warranties

Purchaser agrees and acknowledges that the neither the Company nor any other persons on behalf of the Company makes any representation or warranty, express or implied, other than as set forth in this Agreement.

3.3                          Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1                          Representations and Warranties

Purchaser hereby represents and warrants to and in favour of the Company as set forth in Schedule F hereto. Any investigation by the Company shall not mitigate or diminish the representations and warranties of Purchaser, as same may be qualified.

4.2                          Disclaimer of Additional Representations and Warranties

The Company agrees and acknowledges that neither Purchaser nor any other persons on behalf of Purchaser makes any representation or warranty, express or implied, other than as set forth in this Agreement.

4.3                               Survival of Representations and Warranties

The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE V
COVENANTS OF COMPANY AND PURCHASER

5.1                               Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as specifically disclosed in writing in the Data Room or unless Purchaser shall consent in writing (such consent not to be unduly withheld, conditioned or delayed) or except as is otherwise expressly permitted or specifically contemplated by this Agreement or the Arrangement or except as is otherwise required by applicable Law:

(a)                                  the business of the Company and its subsidiaries shall be conducted only in the ordinary course of business, and the Company and its subsidiaries shall not take any action except in the ordinary course of business and consistent with past practice, and the Company shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)                                 the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or the Company Rights Plan; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Company Shares owned by any person (other than in accordance with past practice) or the securities of any subsidiary owned by a person other than the Company or its subsidiaries, other than, (A) in the case of the Company, regularly scheduled quarterly cash dividends in such amounts not to exceed past practice or (B) dividends or other distributions or payments between two or more wholly-owned subsidiaries of the Company or between any of its wholly-owned subsidiaries and the Company; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of the Company or its subsidiaries, other than (A) the issuance of Company Shares pursuant to the outstanding rights to acquire Company Shares pursuant to the Stock Option Plan, as specifically disclosed in writing in the Data Room and (B) transactions not involving Company Shares between two or more wholly-owned subsidiaries of the Company or between the Company and any of its wholly-owned subsidiaries; (iv) redeem, purchase or otherwise acquire any of its outstanding securities other than as may be required by the terms of such securities or in transactions not involving Company Shares between two or more Company wholly-owned subsidiaries or between the Company and a Company wholly-owned subsidiary; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its subsidiaries; (vii) split, combine or reclassify any of the Company Shares or shares of a subsidiary; (viii) reorganize, amalgamate or merge with any other person; (viii) enter into any Contract with respect to (A) the Reliance Innovative Building Solutions joint venture as set out in the letter of intent dated April 28, 2008, as amended from time to time, between the Company and Reliance Industries Limited and (B) the supply of ethane/ethylene mix as set out in the letter agreement dated July 18, 2007, as amended from time to time, between the Company and Williams Energy (Canada) Inc.; (ix) sell its ownership interest in, or acquire INEOS Group Limited’s ownership interest in the INEOS Joint Venture except in circumstances where the Company is contractually obligated to do so; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)                                  the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) sell, pledge, lease, dispose of or encumber any material assets of the Company or of any subsidiary other than inventory in the ordinary course of business, pursuant to the Permitted Securitization Program to a wholly-owned subsidiary or pursuant to the exercise of the put/call option held by INEOS Group Limited in respect of the Company’s ownership interest in the INEOS Joint Venture in circumstances where the Company is contractually obligated to sell such interest; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries) or property transfer, or purchase of any property or assets of any other person (other than a wholly-owned subsidiary), other than pursuant to the exercise of the put/call option held by the Company in respect of INEOS Group Limited’s ownership interest in the INEOS Joint Venture in circumstances where the Company is contractually obligated to acquire such interest; (iii) incur, extend, renew or replace any Financial Indebtedness of the Company and/or its subsidiaries (except for (A) borrowings under existing revolving credit facilities in the ordinary course of business and consistent with past practice or in connection with the payment of the Termination Fee in the circumstances contemplated herein, (B) borrowings among the Company and its subsidiaries in the ordinary course of business and consistent with past practice or (C) the Credit Agreements and/or $250 Million Backstop Credit Facility or any other credit facility which supplements or replaces such facilities to repay all amounts under the 2009 Notes upon maturity), or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person, or make any loans or advances (other than to or for wholly-owned subsidiaries); (iv) pay, discharge or satisfy any material liabilities or obligations before the same become due in accordance with their terms, other than the payment, discharge or satisfaction of liabilities (other than Financial Indebtedness) reflected or reserved against in the Company Financial Statements; (v) settle any material litigation or claims (except in relation to Taxes); (vi) waive, release, grant or transfer any rights of material value; (vii) expend or commit to expend any amounts with respect to capital expenditures (that are, in the aggregate, in excess of US$1,000,000) (except for capital expenditures already approved for 2009); (viii) make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by GAAP or by applicable Law; (ix) enter into any contracts or other transactions with any officer or director of the Company, any of its subsidiaries or any of the JV Entities; or (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)                                 the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, modify or terminate, or agree to any consent or waiver under, any Financial Indebtedness, except for any modification, waiver or consent to permit the Arrangement, the EDC Facility and/or the $250 Million

Backstop Credit Facility or any other credit facility which supplements or replaces such facilities;

(e)                                  other than as necessary to comply with Company Plans, Employment Contracts or Contracts existing as of the date hereof and specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries shall grant to any officer or director of the Company or any of its subsidiaries an increase in compensation in any form, grant any general salary increase, take any action with respect to the grant of any severance or termination pay to or enter into any employment agreement with any officer or director of the Company or any of its subsidiaries, increase any benefits payable to any officer or director of the Company or its subsidiaries under its current severance or termination pay policies, or adopt or materially amend any Company Plan; provided that, the Company may, and may permit any of its subsidiaries, to expend or commit to expend amounts with respect to, (i) Employees (including amounts payable upon a change of control of the Company or any of its subsidiaries pursuant to the employment agreements and employee plans specifically disclosed in writing in the Data Room, amounts payable in connection with bonus, long-term incentive awards (including the 2009 long-term incentive awards) or other compensation) to a maximum of, in the aggregate, the amount specifically disclosed in writing in the Data Room, (ii) amounts payable in connection with fees, penalties or other amounts arising from change of control provisions to a maximum of, in the aggregate, the expected value of which is specifically disclosed in writing in the Data Room and/or (iii) fees, expenses or other amounts payable to financial advisors in connection with this Agreement to a maximum of, in the aggregate, the amount specifically disclosed in writing in the Data Room;

(f)                                    the Company shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and any of its material subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of internationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of the Company or any of its material subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(g)                                 the Company shall not, and shall not permit any of its subsidiaries to enter into, extend, renew or terminate any Material Contract or amendment thereof;

(h)                                 the Company shall not, and shall not permit any of its subsidiaries to, commence any litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the

Confidentiality Agreement or as a result of litigation commenced against the Company or any of its subsidiaries);

(i)                                     between the date of this Agreement and the Effective Time, subject to applicable Laws, the Company shall consult in good faith on a reasonably regular basis with Purchaser to report material, individually or in the aggregate, operational, business and financial developments, the general status of relationships with customers and resellers, the general status of ongoing operations and other matters reasonably requested by Purchaser pursuant to procedures reasonably requested by Purchaser; provided, however, that no such consultation shall alter or amend the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement;

(j)                                     except as would not reasonably be expected to cause a Material Adverse Effect, the Company shall not, and shall not permit any of its subsidiaries to (i) make, rescind or change any election with respect to Taxes, or (ii) file any amended Returns, settle any Tax claim or dispute or waive or extend the statute of limitations relating to any Taxes of the Company or any of its subsidiaries, or (iii) other than in the ordinary course of business and consistent with past practice, enter into any closing agreement regarding Taxes, surrender any right to claim a material refund of Taxes or amend any of its transfer pricing policies;

(k)                                  the Company shall pay in full, when due, all amounts owed under the 2009 Notes; and

(l)                                     the Company shall use its commercially reasonable efforts to implement the transactions or events specifically disclosed in writing in the Data Room, and shall cooperate with respect to the actions relating thereto;

provided, however, that Purchaser agrees that if a breach of any covenant or other obligation contained in any of Sections 5.1(a)-(i), (k) or (l) relates in any way to Taxes, such covenant or obligation to the extent relating to Taxes shall be deemed not to be violated or breached unless it would reasonably be expected to cause a Material Adverse Effect.

5.2          Covenants of the Company Regarding the Arrangement

The Company shall perform, and shall cause its subsidiaries to perform, all obligations required to be performed by the Company or any of its subsidiaries under this Agreement, co-operate with Purchaser in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its subsidiaries to:

(a)                                  apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to the Company or any of its subsidiaries, which are typically applied for by an entity being acquired and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including (i) providing counsel to Purchaser with copies of all related applications and notifications in draft form, except for those containing private personal data of directors and employees of the Company and except as prohibited by applicable Laws, (ii) permit counsel to Purchaser to review, in draft form, and incorporate Purchaser’s reasonable comments in any communication to be given by the Company or its counsel to any Governmental Entity with respect to obtaining the Regulatory Approvals for the transactions contemplated by this Agreement, (iii) promptly furnishing counsel to Purchaser with copies of notices or other formal communications received by Company from, or given by the Company to, any Governmental Entity with respect to the transactions contemplated by this Agreement, and (iv) not participate in any meeting or discussion expected to address substantive matters related to the transactions contemplated hereby, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions without the prior consent of Purchaser and unless, to the extent not prohibited or discouraged by such Governmental Entity, the Company gives Purchaser a reasonable opportunity to attend and observe. Under no circumstances shall the Company make any commitments, provide any undertakings or assume any obligations, in each case, that are or would be reasonably expected to be material to the Company or Purchaser, without the prior written consent of Purchaser;

(b)                                 use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the Company’s obligations hereunder as set forth in Article VI to the extent the same are within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by the Company or its subsidiaries; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by the Company or its subsidiaries in connection with the Arrangement; and (iii) co-operate with Purchaser in connection with its performance of its obligations hereunder, including promptly providing to counsel to Purchaser all information reasonably required by Purchaser or a Governmental Entity to obtain the Regulatory Approvals. Subject to the terms and conditions herein provided, the Company shall not knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(c)                                  subject to confirmation that insurance coverage is maintained as anticipated by Section 7.8 and delivery by each of Purchaser and the Company and each member of the Board of Directors of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time, use commercially reasonable efforts to assist in effecting the resignations of each member of the Board of Directors and the boards of directors of the Company’s subsidiaries (in each case to the extent requested by Purchaser), and causing them to be replaced by persons nominated by Purchaser effective as at the Effective Time;

(d)                                 use commercially reasonable efforts to obtain, and to assist Purchaser with respect to obtaining, as applicable, all consents, waivers or approvals under all Contracts specifically disclosed in writing in the Data Room, including waivers required in connection with any change of control provisions contained in any agreements or other arrangements with respect to Material Financial Indebtedness of the Company, any of its subsidiaries or any of the JV Entities;

(e)                                  use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company, its subsidiaries or the JV Entities challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)                                    except as prohibited by applicable Laws, promptly notify Purchaser of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result, in (in the case of clauses (i), (ii), (iii) and (iv), to the knowledge of the Company) (i) any condition to the transactions contemplated hereby and set forth in Section 6.2 not being satisfied; (ii) the failure of the Company to perform any obligation to be performed by it under this Agreement such that any condition set forth in Article VI would not be satisfied; (iii) the failure of the Company to perform any obligation to be performed by it under the EDC Facility or the $250 Million Backstop Credit Facility; (iv) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement and a copy of any such notice or communication (if in written form) shall be promptly furnished to Purchaser; (v) any notice or other communication from any Governmental Entity in connection with the Arrangement or any of the other transactions contemplated in this Agreement, and a copy of any such notice or communication (if in written form) shall be promptly furnished to Purchaser; (vi) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries that, if pending on the date of this Agreement, would have been required to be specifically disclosed in writing in the Data Room, or that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement; and (vii) any notice with respect to any agreements or other arrangements with respect to Material Financial Indebtedness of the Company or any of its subsidiaries; provided, however, that, in each case, no such notification shall affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement;

(g)                                 immediately defer the separation time of the Company Rights Plan and continue to defer such separation time unless otherwise requested by Purchaser; and

(h)                                 on or immediately prior to the Effective Time, take all such actions as may be necessary to render the Company Rights Plan inoperative or ineffective as regards the Plan of Arrangement.

5.3          Covenants of Purchaser Regarding the Performance of Obligations

Purchaser shall perform all obligations required to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall:

(a)        apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to it which are typically applied for by an acquirer and, in doing so, keep the Company reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including (i) providing counsel to the Company with copies of all related applications and notifications in draft form, except for those containing private personal data of directors and employees of Purchaser and except as prohibited by applicable Laws, (ii) permit counsel to the Company to review, in draft form, and incorporate the Company’s reasonable comments in any communication to be given by Purchaser to any Governmental Entity with respect to obtaining the Regulatory Approvals for the transactions contemplated by this Agreement, (iii) promptly furnishing counsel to the Company with copies of notices or other formal communications received by Purchaser from, or given by Purchaser to, any Governmental Entity with respect to the transactions contemplated by this Agreement, and (iv) not participate in any meeting or discussion expected to address substantive matters related to the transactions contemplated hereby, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless, to the extent not prohibited or discouraged by such Governmental Entity, Purchaser gives counsel to the Company a reasonable opportunity to attend and observe, provided that for greater certainty, nothing contained in this Agreement (A) shall restrict or limit Purchaser from making such commitments or providing such undertakings or assuming such obligations as it considers necessary or desirable in order to obtain the Regulatory Approvals or any sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law or (B) shall require Purchaser to make any such commitments, provide any such undertakings or assume any such obligations except as provided for Sections 5.3(b) and (c). Subject to the terms and conditions herein provided, Purchaser shall not knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)                                 use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using commercially reasonable efforts to: (i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (ii) co-operate with the Company in connection with the performance by it and its subsidiaries of their obligations hereunder; and (iii) obtain Regulatory Approvals including, in connection therewith, (A) proposing, negotiating, committing to and effecting, by consent decree or agreement, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of any of the Company’s subsidiaries or the Company’s subsidiaries’ businesses, product lines or assets (a “Structural Remedy”) or (B) taking or committing to take actions that after consummation of the Arrangement would limit Purchaser’s, any of Purchaser’s subsidiaries’, the Company’s or any of the Company’s subsidiaries’ freedom of action with respect to the operation of one or more of the businesses, product lines or assets of the Company or any of the Company’s subsidiaries (a “Behavioural Remedy”), in each case as may be required by any Governmental Entity as a condition or obligation of such Regulatory Approvals, provided that such Structural Remedy or Behavioural Remedy shall not, in the opinion of Purchaser, acting reasonably, materially affect any business of Purchaser, Purchaser’s subsidiaries, the Company or the Company’s subsidiaries;

(c)                                  prepare and file an application for review under Part IV of the Investment Canada Act as promptly as practicable from the date of this Agreement, and, as promptly as reasonably practicable following the submission of the application for review and discussions with the Director of Investments, Purchaser shall submit to the Director of Investments under the Investment Canada Act proposed written undertakings to Her Majesty in right of Canada;

(d)                                 prepare and file as promptly as practicable, a draft voluntary notification to the Committee on Foreign Investment in the United States (“CFIUS”) under section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, and the regulations at 31 CFR part 800 (collectively, “Exon-Florio”);

(e)                                  take all necessary action to ensure that it has sufficient funds to carry out its obligations under this Agreement, the Plan of Arrangement and the other elements of the transaction and to pay related fees and expenses and it shall, on or before the Effective Date, provide (i) the Depository with sufficient funds to pay in full the aggregate Consideration for all Company Shares and (ii) if requested by the Company, the Company with sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement; and

(f)                                    from and after the Effective Time: (i) honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under any Employment Contract with current and former Employees; (ii) for a period of 6 months thereafter, honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under any of the Company Plans (except that: (A) the treatment of Options, SARs, EAUs, RSUs and DSUs set out in Section 2.5 shall not be a breach of this provision, and (B) the Company is not required to make any awards of share-based compensation pursuant to any of the Company Plans; and (iii) where an Employee is terminated during the 6-month period after the Effective Date pursuant to an Involuntary Termination, provide severance and termination benefits to such Employee in an amount equal to the greater of (A) the severance and termination benefits and payments that would have been payable to such Employee under the applicable Company Plan in effect as of the Effective Time or (B) the severance and termination benefits and payments required under applicable Law. For the purposes of this Section 5.3(f), “Involuntary Termination” shall mean (1) a termination of an Employee by Purchaser or its subsidiaries other than for Cause or (2) a resignation by an Employee due to Constructive Dismissal. “Cause” shall mean (regardless of whether the applicable Employee is employed in Canada) any conduct which would constitute cause at Law in Canada and “Constructive Dismissal” shall mean a material adverse change in an Employee’s terms and conditions of employment or any reduction or modification which would constitute constructive termination under applicable Law in Canada. Clause (iii) of this Section 5.3(f) shall not apply with respect to Employees party to Employment Contracts.

5.4          Mutual Covenants

(1)           Subject to the terms and conditions of this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including:

(a)                                  preparing and filing: (i) as promptly as practicable, a request for an advance ruling certificate pursuant to Section 102 of the Competition Act, and if deemed advisable by Purchaser, acting reasonably, a pre-merger notification filing under the Competition Act; (ii) as promptly as practicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and preparing and filing as promptly as practicable, and in any event within such time as requested by the applicable Governmental Entity, all other necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals; and (iii) all other filings required by the competition Laws of other jurisdictions;

(b)                                 obtaining and maintaining all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals;

(c)                                  taking appropriate action to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(d)                                 carrying out the terms of the Interim Order and Final Order applicable to it and using commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its subsidiaries with respect to the transactions contemplated hereby.

ARTICLE VI
CONDITIONS

6.1          Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment or waiver, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)                                  the Arrangement Resolution shall have received the Requisite Approval at the Company Meeting in accordance with the Interim Order;

(b)                                 the Interim Order and the Final Order shall each have been obtained on terms consistent with the Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and Purchaser, acting reasonably, on appeal or otherwise;

(c)                                  Competition Act Clearance, HSR Act Clearance, China Clearance and ECMR Clearance shall have been obtained;

(d)                                 no statute, rule, regulation or order shall have been enacted or temporary or permanent restraining order or preliminary or permanent injunction or other order shall have been entered or issued, by any Government Authority in each case that has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(e)                                  this Agreement shall not have been terminated in accordance with its terms.

6.2          Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment or waiver of each of the following conditions precedent (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser):

(a)                                  all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and Purchaser shall have received a certificate of the Company addressed to Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)                                 the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, (ii) other than in the case of representations and warranties referred to in clause (iii) below of this Section 6.2(b), where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not have had or would not reasonably be expected to have a Material Adverse Effect and (iii) in the case of the representations and warranties set forth in the first paragraph of Section (e) of Schedule E hereto and in Section (f) of Schedule E hereto, such representations and warranties shall be true and correct in all respects); and Purchaser shall have received a certificate of the Company addressed to Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)                                  the Regulatory Approvals (other than those referred to in Section 6.1(c), above) shall have been obtained.

6.3          Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment or waiver of the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)                                  all covenants of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects and the Company shall have received a certificate of Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of Purchaser (on behalf of Purchaser and without personal liability), confirming the same as at the Effective Date;

(b)                                 the representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time, except (i) to the extent that such failure to be true and correct would not have a material adverse effect on the ability of Purchaser to consummate the Arrangement and perform its obligations hereunder, and (ii) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date and the Company shall have received a certificate of Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of Purchaser (on behalf of Purchaser and without personal liability), confirming the same as at the Effective Date; and

(c)                                  Purchaser shall have deposited or caused to be deposited (i) with the Depository in escrow the funds required to effect payment in full of the Consideration to be paid for the Company Shares and (ii) if requested by the Company, with the Company sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement.

6.4          Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Purchaser and the Depository, all funds held in escrow by the Depository pursuant to Section 2.9 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1          Notice and Cure Provisions

No Party may elect not to complete the transactions contemplated pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.4 unless forthwith and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or termination right, as the case may be. If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement other than pursuant to Sections 8.2(1)(h) and 8.2(1)(k) until the expiration of a period ending the earlier of the following: (i) 10 days from such notice and (ii) the Outside Date if such matter has not been cured by such date.

7.2          Non-Solicitation

(1)          Except as expressly provided in this Article VII, the Company shall not, directly or indirectly, through any person, and shall cause its subsidiaries not to: (i) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal, (ii) enter into, continue or participate in any substantive discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or offer or provide access to the business, properties, assets, books or records of the Company or any of its subsidiaries or otherwise knowingly cooperate in any way with, any proposals or offers or any other efforts or attempts that constitute, or may lead to, an Acquisition Proposal, (iii) withdraw, qualify or modify (or propose to do so), the approval of the Board of Directors of the Arrangement, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than five business days shall be considered to be a violation of this Section 7.2) or (v) accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors, during the period commencing on the date hereof and ending prior to obtaining the requisite approvals of the Arrangement Resolution by the Company Shareholders, from entering into an agreement (subject to compliance with Section 8.2(1)(e) and Section 7.4) or engaging in discussions or negotiations with or furnishing information to (subject to compliance with Section 7.2(4)) any person who has made a written Acquisition Proposal that the Board of Directors determines in good faith could reasonably be expected to lead to a Superior Proposal.

(2)          The Company shall, and shall cause its subsidiaries and the officers, directors, employees, representatives and agents of the Company and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Purchaser) with respect to any proposal or matter that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. The Company agrees not to release (or waive or otherwise forbear in the enforcement of) any third party (other than Purchaser) from any existing or subsequent confidentiality agreement (including, for greater certainty, any standstill provisions except that the Board of Directors may permit such party to make an Acquisition Proposal if the Board of Directors, after consultation with its financial advisors and outside legal counsel, has determined in good faith that doing so could reasonably be expected to lead to a Superior Proposal), and shall not waive the application of the Company Rights Plan in favour of any third party. The Company represents and warrants that as of the date of this Agreement it has not waived any standstill provisions in effect as of the date of this Agreement, whether contained in a confidentiality agreement or otherwise, for any person, other than Purchaser. The Company shall promptly request the destruction of all information provided to any third party which, at any time since January 1, 2007, has entered into a confidentiality agreement with the Company relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(3)          The Company shall promptly (and in any event within 24 hours) notify Purchaser of (i) any Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof, (ii) any material amendments to an Acquisition Proposal, (iii) any request for non-public information relating to the Company or any of its subsidiaries or the JV Entities in connection with an Acquisition Proposal or which request could reasonably be expected to lead to an Acquisition Proposal, and (iv) any request for access to the properties, books or records of the Company or any of its subsidiaries by any person that informs the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Any such notice shall include the identity of the person making the Acquisition Proposal or inquiry and a description of the material terms and conditions of any such Acquisition Proposal or amendment or inquiry (and a copy thereof, if in writing). The Company shall keep Purchaser reasonably informed of any material changes to the material terms of any such Acquisition Proposal (as amended, if applicable) and any material changes to the nature of any such inquiry.

(4)          If at any time following the date of this Agreement and prior to obtaining the requisite approval of the Arrangement Resolution by the Company Shareholders, the Company receives a request for material non-public information from a person who proposes an Acquisition Proposal and the Board of Directors determines in good faith after consultation with its financial advisors and its outside counsel that such proposal could reasonably be expected to lead to a Superior Proposal, then, and only in such case, the Board of Directors may provide such person with access to information regarding the Company, subject to the execution by such person of a confidentiality agreement having confidentiality, standstill and other terms no more favourable to such person than the equivalent terms of the Confidentiality Agreement (provided that the Board of Directors may permit such person to make an Acquisition Proposal if the Board of Directors, after consultation with its financial advisors and outside legal counsel, has determined in good faith that doing so could reasonably be expected to lead to a Superior Proposal), provided that Purchaser is promptly provided with a list and copies of all information provided to such person not previously provided to Purchaser and is promptly provided with access to information similar to that which was provided to such person and is regularly provided with a reasonably detailed update on the status of the discussions with such person.

(5)          The Company shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors or representatives retained by it are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by any such person or its advisors or representatives.

7.3          Right to Match

(1)           Subject to Section 7.3(2), the Company covenants that it will not accept, approve, recommend (or change or withdraw its recommendation relating to the Agreement) or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)) unless:

(a)                                  an Acquisition Proposal has been made that the Board of Directors determines in good faith constitutes a Superior Proposal;

(b)                                 the Company has complied with its obligations under Section 7.2 and the other provisions of this Article VII and has provided Purchaser with a copy of the Superior Proposal (together with a written notice regarding the value and financial terms that the Board of Directors has in consultation with its financial advisors ascribed to any non-cash consideration offered under the said Superior Proposal);

(c)                                  a period (the “Response Period”) of five business days shall have elapsed from the date on which Purchaser received written notice from the Board of Directors that the Board of Directors determined, subject only to compliance with this Section 7.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal;

(d)                                 if Purchaser has proposed to amend the terms of this Agreement in accordance with Section 7.3(2), the Board of Directors shall have determined that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account the amendments;

(e)                                  the Company shall have terminated, or shall concurrently terminate, this Agreement pursuant to Section 8.2(1)(e); and

(f)                                    the Company has previously, or concurrently will have, (i) paid to Purchaser (or as Purchaser may direct by notice in writing) the Termination Fee and (ii) repaid in full any amounts owing and/or outstanding under the $250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and expenses payable thereunder).

(2)           During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors will review any such proposal by Purchaser to amend the terms of the Agreement, including an increase in, or modification of, the consideration to be received by the Company Shareholders, to determine whether the Acquisition Proposal to which Purchaser is responding would be a Superior Proposal when assessed against the Agreement as it is proposed by Purchaser to be amended. If the Board of Directors does not so determine, the Board of Directors will promptly, and, if requested by Purchaser to do so, publicly, reaffirm its recommendation of the transactions contemplated under this Agreement in the same manner as described in Section (a) of Schedule E hereto. If the Board of Directors does so determine, the Company may after the end of the Response Period approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(3)          Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period in respect of each such Acquisition Proposal.

(4)          If the Response Period would not terminate before the date fixed for the Company Meeting, the Company shall adjourn the Company Meeting to a date that is at least one business day after the expiration of the Response Period.

7.4          Agreement as to Damages

(1)           Notwithstanding any other provision hereof relating to the payment of fees, including the payment of brokerage fees, if:

(a)                                  the Agreement is terminated either by the Company or Purchaser pursuant to Section 8.2(1)(a) in circumstances where the Arrangement Resolution did not receive the Requisite Approval at the Company Meeting in accordance with the Interim Order (as contemplated in Section 6.1(a)), but only if prior to the Company Meeting an Acquisition Proposal shall have been made to the Company Shareholders or any person shall have publicly announced an intention to make an Acquisition Proposal, and within twelve months of termination of this Agreement, any person or company either (a) acquires, directly or indirectly, more than 50% of the issued and outstanding Company Shares or consolidated assets of the Company or (b) enters into a definitive agreement to acquire, directly or indirectly, more than 50% of the issued and outstanding Company Shares or consolidated assets of the Company; or

(b)                                 Purchaser shall have terminated this Agreement pursuant to Section 8.2(1)(c) on the basis of any breach by the Company of Section 7.2; or

(c)                                  Purchaser shall have terminated this Agreement pursuant to Section 8.2(1)(d); or

(d)                                 the Company shall have terminated this Agreement pursuant to Section 8.2(1)(e);

then the Company shall pay, or cause to be paid, to Purchaser (or as Purchaser may direct by notice in writing), within two business days of the first to occur of the foregoing, the amount of US$15,000,000 (the “Termination Fee”) less any amounts actually paid by the Company to Purchaser pursuant to Section 7.4(2), if any, in immediately available funds to an account designated by Purchaser. Each Party acknowledges that the payment amount set out in this Section 7.4(1) is a payment of liquidated damages that is a genuine pre-estimate of the damages that the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Subject to Sections 7.4(2), 7.5 and 7.6, the Parties agree that, payment of the amount determined pursuant to this Section 7.4(1) is the sole monetary remedy of Purchaser under this Agreement.

(2)           If this Agreement has been terminated by Purchaser pursuant to:

(a)                                  Section 8.2(1)(a) in circumstances where the Arrangement Resolution did not receive the Requisite Approval at the Company Meeting in accordance with the Interim Order (as contemplated in Section 6.1(a)); or

(b)                                 Section 8.2(1)(c) (except in the circumstances set forth in Sections 7.4(1)(b)),

then the Company shall, within two business days following the termination of this Agreement, pay to Purchaser (or as Purchaser shall direct) up to a maximum of US$3,000,000 (the “Expense Reimbursement Fee”) on account of its reasonably incurred expenses in connection with this Agreement (the amount of such expenses to be confirmed by Purchaser in writing in reasonable detail).

7.5          Fees and Expenses; Other Payments

Subject to Section 7.4(2), Purchaser shall pay all filing fees payable in connection with the Regulatory Approvals. Subject to Section 7.4(2), each Party shall pay all other fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated (or, prior to, or concurrent with such termination if the Agreement is terminated pursuant to Section 8.2(1)(e)), then in addition to any other amount payable hereunder to Purchaser (including pursuant to Section 7.4), the Company shall repay in full, or cause to be repaid in full, to Purchaser (or as Purchaser may direct by notice in writing) all amounts owing and/or outstanding under the $250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and expenses payable thereunder) to the extent required in accordance with the terms of the $250 Million Backstop Facility.

7.6          Injunctive Relief and Specific Performance

(1)           Upon termination of this Agreement under circumstances where Purchaser is entitled to the Termination Fee, and such fee has been paid in full, Purchaser shall, subject to Section 7.5, be precluded from any other remedy against the Company, at law or in equity or otherwise and Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the Company or any of its directors, officers, employees, partners, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby, other than the $250 Million Backstop Credit Facility and the transactions contemplated thereby; provided that payment by the Company and acceptance by Purchaser of the amounts required to be paid pursuant to Section 7.4 shall not be in lieu of any damages or any other payment or remedy available in the event of any willful or intentional breach by the Company of any of its obligations under this Agreement.

(2)           Subject to Section 7.6(1), the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party and that such breach would cause the non-breaching party irreparable harm. The Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non- breaching party will be entitled to obtain equitable relief, including injunctive relief and specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.6(1), such remedies will not be the exclusive remedies for any breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

7.7          Access to Information; Confidentiality Agreement

(1)          Subject to the restrictions imposed by any applicable Laws, including the Competition Act, the HSR Act or other U.S. antitrust Laws and any applicable foreign antitrust Laws, from the date hereof until the earlier of the Effective Time and the termination of this Arrangement Agreement, (i) the Company shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and the officers, employees, agents and representatives of Purchaser such access as they may reasonably require at all reasonable times for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and (ii) the Company shall furnish Purchaser with all data and information as it may reasonably request for such purposes. The Parties acknowledge and agree that information furnished pursuant to this Section 7.7 shall be subject to the terms and conditions of the Confidentiality Agreement.

(2)          Purchaser acknowledges that the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of the Agreement. The Company and its Board of Directors consents to, and waives, the provisions of Section 14 of the Confidentiality Agreement with respect to the consummation of the transactions contemplated herein.

7.8          Insurance and Indemnification

(1)           From and after the Effective Time, Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director, officer, trustee and employee of the Company and its subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director, officer, trustee or employee of the Company and/or any of its subsidiaries or services performed by such persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement, the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director, officer, trustee or employee of the Company and/or any of its subsidiaries or services performed by such Persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that Indemnified Person.

(2)          Prior to the Effective Time, the Company shall and, if the Company is unable to Purchaser shall cause the Company as of the Effective Time to, obtain and fully pay the premium for the extension of the directors’, officers’ and employees’ insurance policies for a claims reporting or run-off and extended reporting period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’, officers’ and employees’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the Company’s and its subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby). If the Company for any reason fails to obtain such “runoff” insurance policies as of the Effective Time, the Company shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous in the aggregate than the coverage provided under the Company’s and its subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in the Company’s existing policies as of the date hereof. Notwithstanding any other provision of this Section 7.8, there shall be no obligation to purchase or maintain D&O Insurance to the extent that the premium therefor exceeds 300% of the premiums currently in effect.

(3)          If the Company or Purchaser or any of their successors or assigns shall: (a) amalgamate, consolidate with or merge or wind-up into any other Person and, if applicable, shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any Person or Persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 7.8.

(4)          If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 7.8 that is denied by the Company or Purchaser, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then the Company and Purchaser shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or Purchaser.

(5)          The rights of the Indemnified Persons under this Section 7.8 shall be in addition to any rights such Indemnified Persons may have under the constating documents of the Company or any of its subsidiaries, or under any applicable Law or under any Contract of any Indemnified Person with the Company or any of its subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any indemnified person as provided in the constating documents of the Company or any subsidiary of the Company or any Contract, the form of which is in the Data Room as at the date hereof, between such indemnified person and Company or any of its subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person.

(6)          This Section 7.8 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

7.9          Restructuring

(1)          Each of the Company and its subsidiaries, as the case may be, shall, prior to the Effective Date, use reasonable efforts to co-operate with Purchaser in structuring, planning and implementing any reorganization of their respective capital, assets and structure as Purchaser may reasonably request, provided that (i) Purchaser shall provide written notice to the Company of any proposed reorganization at least ten days prior to the Effective Time; (ii) any such requested co-operation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or delay, impair or prevent the completion of the Arrangement; (iii) the Company and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any such action; (iv) Purchaser shall pay and be responsible for the implementation costs and any direct or indirect costs and liabilities thereof, including employment costs, Taxes and liabilities, that may be incurred to unwind any such reorganization if the Arrangement is not completed, including out-of-pocket costs and expenses for filing fees and external counsel and auditors, which may be incurred; (v) such co-operation does not require the directors, officers, employees or agents of the Company and its subsidiaries to take any action in any capacity other than as a director, officer or employee, as the case may be; (vi) in no circumstances shall the Company or its subsidiaries be required to take any action if the Board of Directors, in its opinion determines that taking such action would be in breach of applicable Laws; and (vii) the effectiveness of any such reorganization shall occur not more than two days prior to the Effective Time; and provided further that it is agreed and understood that no such actions shall be considered to constitute a breach of the representations or warranties or covenants of the Company under this Agreement.

(2)          The Company shall co-operate with Purchaser and provide support for any net operating loss, non-capital loss, net capital loss, adjusted cost base and other tax attributes of the Company and its subsidiaries that may be necessary in connection with the pre-closing reorganization, the Arrangement or otherwise, and the Company shall co-operate with Purchaser to determine the nature of any pre-closing reorganizations that might be undertaken and the manner in which they may most effectively be undertaken.

(3)          The Company shall use reasonable efforts to refrain from, and to cause its subsidiaries to refrain from, taking any action or entering into any transaction, other than a transaction contemplated by this Agreement, that would reasonably be expected to have the effect of reducing, other than in the ordinary course of business, or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and its successors and assigns in respect of the non-depreciable capital properties owned by the Company and its subsidiaries as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with Purchaser on same. The Company will use its reasonable efforts to address the reasonable concerns expressed by Purchaser in regards to such provisions prior to taking or allowing its subsidiary to take such action or transaction.

7.10        $250 Million Backstop Credit Facility and EDC Facility

Concurrently with the execution and delivery of this Agreement, Purchaser and Company shall enter into the $250 Million Backstop Credit Facility, and Purchaser shall make available to the Company the $250 Million Backstop Credit Facility in accordance with its terms. Concurrently with the execution and delivery of this Agreement, Company and EDC shall enter into the EDC Facility.

7.11      Withholding Rights

Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary (but subject to the last sentence of this Section 7.11), the Company, the Depository, Purchaser or one or more affiliates or subsidiaries of Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Company Shareholder or holder of Options, SARs, EAUs, RSUs or DSUs, as the case may be, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, Taxes Act (United Kingdom), the Code, or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the former holder of the Company Shares or Options, SARs, EAUs, RSUs or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority within the time required and in accordance with applicable Laws. Notwithstanding the above, in the event that any such deduction or withholding is required under the laws of the United Arab Emirates (other than any such deduction or withholding required as of the date hereof), Purchaser shall increase or shall cause to be increased the sum payable as necessary so that after all such United Arab Emirates deductions or withholdings each recipient of a payment receives an amount equal to the sum it would have received had no such deductions or withholdings been made.

7.12        JV Entities

Covenants given by the Company shall not extend to the JV Entities in which it does not directly or indirectly own a controlling interest; provided however, the Company shall use commercially reasonably efforts to comply with the covenants contained in this Agreement as though such covenant extended to the JV Entities if an issue relating to any of the JV entities arises, which issue would be the subject matter of any of the covenants contained in this Agreement but for the fact that the covenants do not extend to the JV Entities, and shall vote its voting interests in the relevant JV Entity in a manner which is consistent with its obligations under this Agreement and the Company shall also exercise any other proper influence in the relevant JV Entity to the extent possible such that the actions of the JV Entity do not result in a breach of any of its representations, warranties and covenants set forth in this Agreement.

ARTICLE VIII
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1         Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, provided that if the Effective Time occurs, the agreements in Sections 7.8 and 5.3(e) shall survive in accordance with their terms.

8.2         Termination

(1)           This Agreement may:

(a)                                  subject to Section 7.1, be terminated either by the Company or Purchaser if any condition in Section 6.1 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party;

(b)                                 subject to Section 7.1, be terminated by the Company if any condition in Section 6.3 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Company;

(c)                                  subject to Section 7.1, be terminated by Purchaser if any condition in Section 6.2 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Purchaser;

(d)                                 be terminated by Purchaser if the Board of Directors shall have: (i) withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than five business days shall be considered an adverse modification), (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)) or (iii) failed to publicly recommend or reaffirm its approval of the Arrangement, after an Acquisition Proposal shall have been made to the Company Shareholders or any person shall have publicly announced an intention to make an Acquisition Proposal, within five business days of any written request by Purchaser, acting reasonably (or in the event that the Company Meeting is scheduled to occur within such five business day period, prior to the date of such meeting);

(e)                                  be terminated by Company in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)), subject to compliance with Sections 7.2 and 7.3;

(f)                                    be terminated either by Purchaser or the Company if the Effective Time does not occur on or prior to the Outside Date, provided that the failure of the Effective Time to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement;

(g)                                 be terminated by Purchaser if the Company Meeting is not convened and held on or before April 24, 2009;

(h)                                 be terminated either by Purchaser or the Company if the Arrangement Resolution shall have failed to receive the Requisite Approval at the Company Meeting in accordance with the Interim Order;

(i)                                     be terminated by the written agreement of the Parties;

(j)                                     be terminated by the Company if the lender under the $250 Million Backstop Credit Facility shall (i) fail to make any loan under the $250 Million Backstop Credit Facility in accordance with the terms thereof or (ii) fail to observe or perform any other term, covenant, condition or agreement contained in the $250 Million Backstop Credit Facility; or

(k)                                  be terminated by Purchaser if (i) an Event of Default (as such term is defined in the $250 Million Backstop Credit Facility) has occurred; (ii) if the Company shall fail to make any payment under the $250 Million Backstop Credit Facility after all applicable grace or cure periods under the $250 Million Backstop Credit Facility have expired; or (iii) if the Company shall fail to observe or perform any other term, covenant, condition or agreement contained in the $250 Million Backstop Credit Facility if the effect of any failure referred to in this clause (ii) is to cause, or to permit the lender under the $250 Million Backstop Credit Facility to cause, the outstanding commitments under the $250 Million Backstop Credit Facility to be terminated or any outstanding Financial Indebtedness under the $250 Million Backstop Credit Facility to become due prior to its stated maturity or become subject to a mandatory prepayment thereof, in each case, prior to the Effective Time.

(2)           If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.4, 7.5, 7.6 and 7.7 and Article IX, and provided that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve any Party from any liability for any willful breach by it of this Agreement.

8.3         Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance, except as provided herein, with any of the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of all Parties and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE IX
GENERAL PROVISIONS

9.1         Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other Parties given in accordance with these provisions):

(a)	if to Purchaser:

International Petroleum Investment Company PO Box 7528 Abu Dhabi United Arab Emirates

Attention: H.E. Khadem Al Qubaisi Facsimile:

with a copy to:

Torys LLP 79 Wellington Street W. Suite 3000 Toronto, Ontario M5K 1N2

Attention: John Emanoilidis Facsimile: 416 865 7380

(b)	if to the Company:

NOVA Chemicals Corporation 1550 Coraopolis Heights Road Moon Township, PA 15108

Attention: Jack Mustoe Facsimile:

with a copy to:

Osler, Hoskin & Harcourt LLP Suite 2500 TransCanada Tower 450 - 1st St. S.W. Calgary, Alberta T2P 5H1

Attention: Stan Magidson Facsimile: 403 260 7024

with a copy to:

Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019

Attention: David A. Katz Facsimile: 212 403 2000

9.2                          Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.3                          Third Parties

Nothing contained in this Agreement, express or implied is intended to or shall confer on any other person, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than as specifically provided in Sections 2.5, 5.3(f) and 7.8.

9.4                          Time of Essence

Time shall be of the essence in this Agreement.

9.5                          Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the information specifically disclosed in writing in the Data Room), the Lock-Up Agreements, the Confidentiality Agreement and the $250 Million Backstop Credit Facility constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of all Parties; provided, however, that Purchaser in its sole discretion may (a) assign any or all of its rights, interests and/or obligations under this Agreement to any direct or indirect subsidiary or any affiliate and/or (b) designate one or more of its direct or indirect subsidiaries or affiliates as Purchaser for any or all purposes hereunder, provided that any such assignment shall not relieve Purchaser of any of its obligations hereunder and Purchaser shall guarantee the performance of this Agreement by any such assignee.

9.6                          Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7         Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.8         Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)                                  change the time for performance of any of the obligations or acts of the Parties;

(b)                                 modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)                                 modify any mutual conditions precedent herein contained.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

By:	(signed) “H.E. Khadem Al Qubaisi”
Name: H.E. Khadem Al Qubaisi
Title: Managing Director

NOVA CHEMICALS CORPORATION

By:	(signed) “Jeffrey M. Lipton”
Name: Jeffrey M. Lipton
Title: Chief Executive Officer

SCHEDULE A

To the Arrangement Agreement

Regulatory Approvals

Part A – Canada

•                            “Competition Act Clearance” means that, on or before the Closing Date, the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) (a) shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, or (b) the applicable waiting period under Part IX of the Competition Act shall have expired or been waived and the Commissioner shall have advised Purchaser in writing that she does not then have grounds on which to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act for an order in respect of the transactions contemplated by this Agreement.

•                            “Investment Canada Approval” means that the transactions contemplated by this Agreement shall have been reviewed under Part IV of the Investment Canada Act and the Minister responsible for the Investment Canada Act shall have provided written confirmation that he is satisfied or is deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada.

Part B – United States

•                            “HSR Act Clearance” means the expiration or early termination of all applicable waiting periods under the HSR Act and implementing regulations. Purchaser and the Company shall not extend, directly or indirectly, any waiting periods under the HSR Act or enter into any agreement with the U.S. Federal Trade Commission and/or the U.S. Department of Justice to delay or not to consummate the transactions contemplated hereby, except with the prior written consent of the other party to this Agreement.

•                            Clearance from CFIUS under Exon-Florio (“CFIUS Clearance”).

Part C – European Union

•                            “ECMR Clearance” means the European Commission issuing a decision under Articles 6(1)(b), 6(2) or 8(2) of the European Council Regulation (EC) 139/2004 (the “Regulation”), or being deemed to have done so under Article 10(6) of the Regulation, declaring the acquisition of the Company by Purchaser or any of its subsidiaries pursuant to the transactions contemplated by this Agreement compatible with the Common Market and, in the event that a request under Article 9(2) of the Regulation has been made by a Member State, the European Commission indicating that it has decided not to refer the transactions contemplated by this Agreement or any matter arising therefrom to a competent authority of a Member State in accordance with Article 9(1) of the Regulation.

Part D – China

•                            “China Clearance” means the issuance of a decision or the expiration or early termination of all applicable waiting periods, whichever occurs earlier, under the Anti-Monopoly Law of the People Republic of China, as promulgated by the National People’s Congress on August 30, 2007, and implementing regulations.

Part E – Other/General

•                            All other sanctions, rulings, consents, orders, clearances, exemptions, permits and approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entities in any relevant jurisdiction under all applicable foreign antitrust, competition or fair trade laws (other than the Laws applicable to the clearances listed in Section 6.1 (c ) of this Agreement) that, in the good faith judgment of Purchaser, are reasonably required to consummate the transactions contemplated by this Agreement.

A-2

SCHEDULE B

To the Arrangement Agreement

Arrangement Resolution

BE IT RESOLVED THAT:

1.             The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of NOVA Chemicals Corporation (the “Company”), as more particularly described and set forth in the management information circular (the “Circular”) dated •, 2009 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement (the “Arrangement Agreement”) made as of •, 2009 between the Company and International Petroleum Investment Company), is hereby authorized, approved and adopted.

2.             The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “•” to the Circular, is hereby authorized, approved and adopted.

3.             The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.             The Company be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement).

5.             Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.             Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

B-2

SCHEDULE C

To the Arrangement Agreement

Plan of Arrangement

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators;

“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement made as of February 23, 2009 between the Company and Purchaser, including all schedules, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B attached to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made;

“business day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are closed in Calgary or Toronto, Canada; New York City, USA; or Abu Dhabi, United Arab Emirates;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Charter Documents” means articles and by-laws and similar constating documents of the Company;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means NOVA Chemicals Corporation, a corporation existing under the laws of Canada;

“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent, among other others, to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Rights Plan” means the Shareholder Rights Plan Agreement dated March 24, 1999 between the Company and CIBC Mellon Trust Company, as amended April 6, 2005;

“Company Shareholders” means the registered or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Consideration” means US$6.00 in cash per Company Share, subject to adjustment in accordance with Section 2.6 of this Plan of Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Depository” means CIBC Mellon Trust Company;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 3.1(1);

“Dissenting Shareholder” means a registered holder of Company Shares who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered holder;

“DSU Plans” means, collectively, (a) the Company Deferred Share Unit Plan for Key Employees, as amended on October 1, 2004; (b) the Company Deferred Share Unit Plan for Key U.S. Employees, as amended on October 1, 2004 and February 7, 2008; (c) the Company 2005 Deferred Share Unit Plan for U.S. Key Employees, dated January 1, 2005; (d) the Company Deferred Share Unit Plan for Non-Employee Directors, as amended on October 1, 2004; and (e) the Company 2005 Deferred Share Unit Plan for Non-Employee Directors, dated January 1, 2005;

“DSUs” means the deferred share units granted under the DSU Plans;

“EAU Plan” means the Company Equity Appreciation Plan dated February 16, 2000, and as amended on February 12, 2004;

“EAUs” means the equity appreciation units granted under the EAU Plan;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

“Effective Time” means the first moment in time in Calgary on the Effective Date, or such other time as may be agreed to in writing by the Company and Purchaser prior to the Effective Date;

“Encumbrance” (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse claim, option, right, privilege or other third party interest or encumbrance of any kind, whether contingent or absolute;

“Final Order” means the final order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority (including the TSX and the NYSE);

“Interim Order” means the interim order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, providing for, among other things, the calling and holding of the

Company Meeting, as the same may be amended by the Court with the consent of the Company and Purchaser, each acting reasonably;

“JV Entities” means the joint ventures (whether in partnership, limited liability company or other organizational form) in which any of the Company or its subsidiaries have an equity or other ownership interest, including INEOS Joint Ventures, Accelerated Building Technologies, LLC, NOVIDESA, S.A. de C.V., LRM Industries, LLC, TPFTZ C.I.C. Industrial Co., Ltd. and POSM II Limited Partnership;

“Law” or “Laws” means all supranational, international, multinational, federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are binding upon or applicable to such Party or its assets;

“Letter of Transmittal” means a letter of transmittal to be forwarded or made available by the Company to Company Shareholders, in a form acceptable to Purchaser, acting reasonably, for use by such Company Shareholders in connection with the Arrangement as contemplated herein;

“Notice of Dissent” means a written notice provided by a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“NYSE” means the New York Stock Exchange;

“Option” means an option to purchase Company Shares granted under the Stock Option Plan;

“Parties” means the Company and Purchaser, and “Party” means any of them;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, corporation, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule C of the Arrangement Agreement, and any amendments or variations thereto made in accordance with Section 9.8 of the Arrangement Agreement or Section 5.2 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably; and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Purchase Price” has the meaning ascribed thereto in Section 2.4;

“Purchaser” means International Petroleum Investment Company, a corporation existing under the laws of United Arab Emirates;

“RSU Plan” means the Company Restricted Stock Unit Plan dated September 9, 2003, as amended on September 7, 2007;

“RSUs” means the restricted stock units granted under the RSU Plan;

“SARs” means the tandem share appreciation rights under the Stock Option Plan;

“Stock Option Plan” means the Company Employee Incentive Stock Option Plan (1982), including the UK Sub-Plan thereof, as amended on April 12, 2007;

“subsidiary” means, with respect to a specified person, any entity, whether incorporated or unincorporated, in which such person owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such person otherwise has the power to direct and, with respect to the Company does not include the JV Entities;

“Tax Act” means the Income Tax Act (Canada); and

“TSX” means the Toronto Stock Exchange.

1.2          Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3          Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4          Time

Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal are local time (Calgary, Alberta) unless otherwise stipulated herein or therein.

1.5          Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “US$” refers to United States dollars and “C$” refers to Canadian dollars.

1.6          Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2
THE ARRANGEMENT

2.1                          Effectiveness

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement. Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective at the Effective Time and will be binding from and after the Effective Time on: (i) the Company; (ii) Purchaser; (iii) all registered holders and all beneficial owners of Company Shares; (iv) all registered holders and all beneficial owners of Options/SARs, EAUs, RSUs and DSUs; (v) the registrar and transfer agent in respect of the Company Shares; (vi) the Rights Agent under the Company Rights Plan and (vii) the Depository.

2.2                          The Arrangement

Commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(1)                                  notwithstanding the terms of the Company Rights Plan, the Company Rights Plan shall be terminated and all rights issued pursuant to the Company Rights Plan shall be cancelled without any payment in respect thereof;

(2)                                  each Company Share in respect of which Dissent Rights have been validly exercised shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in consideration for a debt claim against Purchaser in an amount determined and payable in accordance with Article 3, and the name of such holder will be removed from the register of holders of Company Shares (in respect of the Company Shares for which Dissent Rights have been validly exercised), and Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner of such Company Shares free and clear of any Encumbrances;

(3)                                  all of the Options, SARs, EAUs, RSUs and DSUs granted and outstanding to acquire Company Shares immediately prior to the Effective Time, without any further action on behalf of the holder thereof and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of the applicable Stock Option Plan, EAU Plan, RSU Plan, or DSU Plans shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for a cash payment equal to:

(i)             with respect to all such outstanding Options/SARs and EAUs, the amount (if any) by which (A) the product of the number of Company Shares underlying such Options/SARs, or number of EAUs, as applicable, held by such holder and the Consideration exceeds (B) the aggregate exercise price payable under such Options/SARs, or redemption price for EAUs, by the holder to acquire the Company Shares underlying such Options/SARs or EAUs and, for greater certainty, such payment shall be net of applicable withholdings;

(ii)          with respect to each outstanding DSU or RSU, the amount of the Consideration per DSU or RSU, and, for greater certainty, such payment shall be net of applicable withholdings;

(4)                                  all Options, SARs, EAUs, RSUs and DSUs issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled; and

(5)                                  each Company Share outstanding immediately prior to the Effective Time (including any Company Share issued upon the effective exercise of Options prior to the Effective Date), other than Company Shares held by Purchaser or any of its affiliates (which shall not be exchanged under the Arrangement and shall remain outstanding as a Company Share held by Purchaser or its affiliate, as the case may be), shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in exchange for a payment in cash equal to the Consideration, and the name of such holder will be removed from the register of holders of Company Shares and Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any Encumbrances, and such payment shall be made upon the presentation and surrender by or on behalf of the holder to the Depository (acting on behalf of Purchaser) of the certificate formerly representing Company Shares and a Letter of Transmittal as more fully described in Section 2.3.

2.3                          Letter of Transmittal

At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward to each Company Shareholder and each holder of Options/SARs, EAUs, RSUs or DSUs at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of such holders, the Letter of Transmittal in the case of holders of Company Shares and instructions for obtaining delivery of that portion of the Purchase Price or of the Company’s payment obligations to holders of Options, SARs, EAUs, RSUs and DSUs pursuant to Section 2.2(3), as the case may be, payable to such holder following the Effective Date pursuant to this Plan of Arrangement.

2.4                          Delivery of Purchase Price and Other Payments

Prior to the Effective Date, (i) Purchaser shall deposit, or arrange to be deposited, the money required to be deposited with the Depository for the payment of the aggregate Consideration (the “Purchase Price”) for the Company Shares acquired pursuant to Section 2.2(5) (with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Company Share for this purpose)

for the benefit of and in trust for the holders of Company Shares entitled to receive the Consideration for each Company Share held by them in a special account with the Depository to be paid to or to the order of the respective former Company Shareholders without interest; and (ii) the Company shall deposit the money required for payment of the obligations to holders of Options/SARs, EAUs, RSUs and DSUs pursuant to Section 2.2(3) for the benefit of and in trust for such holders in a special account with the Depository to be paid to or to the order of the respective former holders without interest. All such money shall be cash, denominated in United States dollars in same day funds. Such money shall not be used for any purpose except as provided in this Plan of Arrangement. Such payment to or to the order of the aforesaid former holders shall be made on presentation and surrender to the Depository, in the case of Company Shares, the certificate(s) representing the Company Shares which were acquired by Purchaser pursuant to Section 2.2(5), and a duly completed Letter of Transmittal and such other documents and instruments, if any, as Purchaser and/or the Depository may reasonably require. Upon surrender to the Depository for transfer to Purchaser of, in the case of a Company Shareholder, a certificate which immediately prior to the Effective Time represented Company Shares in respect of which the holder is entitled to receive cash under the Arrangement, and a duly completed Letter of Transmittal, and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the CBCA and the by-laws of the Company and such additional documents and instruments as Purchaser and the Depository may reasonably require, such former holder shall be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time the Depository shall deliver to such holder, by cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement (together, if applicable, with any unpaid dividends or distributions declared on the Company Shares, if any, prior to the Effective Time). In the event of a transfer of ownership of Company Shares that was not registered in the securities register of the Company, the amount of cash payable for such Company Shares under the Arrangement may be delivered to the transferee if the certificate representing such Company Shares is presented to the Depository as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Company Share transfer Taxes have been paid. As soon as practicable after the Effective Time, the Depository shall deliver on behalf of the Company to each holder of Options/SARs, EAUs, RSUs and DSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement in accordance with Section 2.2(3). Thereafter, Purchaser shall be fully and completely discharged from their obligation to pay the Purchase Price to the former Company Shareholders, and the Company shall be fully and completely discharged from its payment obligations to former holders of Options, SARs, EAUs, RSUs and DSUs referred to in Section 2.2(5) and 2.2(3), respectively, and the rights of such holders shall be limited to receiving, without interest, from the Depository their proportionate part of the money so deposited on, in case of Company Shareholders, presentation and surrender of the documentation specified above. Any interest on such deposit shall belong to Purchaser.

2.5         Expiration of Rights

Any amounts deposited with the Depository for the payment of the Purchase Price to holders of Company Shares pursuant to Section 2.2(5) or the monies payable to holders of Options/SARs, EAUs, RSUs or DSUs pursuant to Section 2.2(3) which remain unclaimed on the date which is six years from the Effective Date shall be forfeited to Purchaser and paid over to or as directed by Purchaser and the former holders of Company Shares, Options/SARs, EAUs, RSUs and/and DSUs shall thereafter have no right to receive their respective entitlement to the Purchase Price or the payments pursuant to Section 2.2(3), as applicable.

2.6                          Dividends and Distributions

If the Company declares, sets aside or pays any dividend on, or makes any other actual, constructive or deemed distribution in respect of any of the Company Shares, or otherwise makes any payments to the holders of the Company Shares in their capacity as such, during the period commencing on the date of the Arrangement Agreement and ending on the Effective Date, Purchaser may reduce the amount of the Consideration by any amount it determines in its sole discretion, provided that such discount shall not exceed the amount of such dividend, distribution or payment received per Company Share. No dividend or other distribution declared or made after the Effective Time with respect to the Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Shares.

2.7                          Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 3
RIGHTS OF DISSENT

3.1                          Dissent Rights

(1)                                  Each Company Shareholder may exercise rights of dissent with respect to its Company Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3.1 (the “Dissent Rights”); provided that notwithstanding (i) Section 190(5) of the CBCA, a Notice of Dissent is received by the Company by no later than 5:00 p.m. (Calgary time) on the business day that is two business days prior to the date of the Company Meeting, or, if the Meeting is adjourned or postponed, 5:00 p.m. (Calgary time) on the business day that is two business days preceding the date of such adjourned or postponed Company Meeting; and (ii) Section 190(3) of the CBCA, Purchaser and not the Company shall be required to offer and pay the fair value for the Company Share held by a holder who duly exercised Dissent Rights and to pay the amount to which such holder is entitled.

(2)                                  Company Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Company Shares, without any further act or formality on their part, free and clear of all Encumbrances, to Purchaser as provided in Section 2.2(2), and such Company Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their Company Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Company Shares had such Company Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-dissenting holder of Company Shares in accordance with Section 2.2(5), and shall receive cash consideration in respect of their Company Shares equal to the aggregate Consideration a holder of Company Shares holding such number of Company Shares would be entitled to under Section 2.2(5).

(3)                                  In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options/SARs, EAUs, RSUs and DSUs and (ii) Company Shareholders who vote in favour of the Arrangement Resolution.

(4)                                  In no case shall the Company, Purchaser, the Depository, the registrar and transfer agent in respect of the Company Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Company Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the registers of Company Shareholders as at the Effective Time as provided in Article 2.

ARTICLE 4
CERTIFICATES

4.1                               Certificates

From and after the Effective Time, until surrendered as contemplated by Section 2.4, each certificate formerly representing Company Shares that, under the Arrangement, were transferred or deemed to be transferred to Purchaser in return for cash pursuant to Section 2.2, shall represent and be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender the applicable amount per Company Share specified in Section 2.2(2) or Section 2.2(5) of this Plan of Arrangement. From and after the Effective Time, each Option/SAR, EAU, RSU or DSU referred to in Section 2.2(3) and any evidence thereof shall be deemed, at all times after the Effective Time, to represent only the right to receive the applicable consideration specified in Section 2.2(3) of this Plan of Arrangement.

4.2                               Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that was sold and transferred to Purchaser pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depository will pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash is to be paid shall, at the sole discretion of Purchaser, give a bond satisfactory to Purchaser in such sum as Purchaser may direct or otherwise indemnify the Depository and Purchaser in a manner satisfactory to each of them against any claim that may be made against the Depository or Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5
GENERAL

5.1                          Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Options/SARs, EAUs, RSUs and DSUs issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Shares, Options/SARs, EAUs, RSUs and DSUs and the Company, Purchaser, the Depository and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Options/ SARs, EAUs, RSUs or DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2                          Amendment

(1)                                  Subject to the Sections 5.2(2), (4) and (5), the Company and Purchaser reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by the Company and Purchaser, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Company Shareholders and/or holders of EAUs, RSUs or DSUs if and in the manner as required by the Court.

(2)                                  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Purchaser shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)                                  Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is agreed to by each of the Company and Purchaser (in each case acting reasonably); (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(2) or (5), which shall not require such filing), and (iii) if required by the Court, it is consented to by holders of the Company Shares voting in the manner directed by the Court.

(4)                                  Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Purchaser unilaterally after the Effective Date without the approval of the Company Shareholders or the Company provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Company Shareholders and former holders of Options, SARs, EAUs, RSUs and DSUs.

(5)                                  Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Purchaser shall be entitled, at any time prior to or following the Company Meeting, to modify this Plan of Arrangement to increase the consideration Purchaser is prepared to make available to Company Shareholders or holders of Options, SARs, EAUs, RSUs or DSUs pursuant to the Arrangement, whether or not the board of directors of the Company has changed its recommendation, provided that Purchaser shall use all of its commercially reasonable efforts to provide not less than one business day’s prior written notice of such proposal to the Company.

(6)                                  Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, no amendment, revision, update or supplement shall be made to the Plan of Arrangement that (i) would require the Company to obtain any Regulatory Approval or the approval of Company Shareholders in respect of such amendment, revision, update or supplement other than at the Company Meeting, (ii) would prejudice the Company’s securityholders or would result in the withdrawal or material modification of the Fairness Opinions, (iii) would impede or materially delay the consummation of the transactions contemplated by the Plan of Arrangement, or (iv) would require the Company to take any action in contravention of applicable Law, the Charter Documents or any material provision of any material agreement to which it is a party.

(7)                                  Notwithstanding anything in this Plan of Arrangement or Arrangement Agreement, Purchaser shall be entitled, at any time prior to or following the Company Meeting to modify this Plan of Arrangement to (a) assign any or all of its rights, interests and/or obligations under this Plan of Arrangement to any direct or indirect subsidiary or any affiliate and/or designate one or more of its direct or indirect subsidiaries or affiliates as Purchaser for any or all purposes hereunder, provided that any such assignment shall not relieve Purchaser of any of its obligations hereunder and Purchaser shall guarantee the performance of the Arrangement Agreement by any such assignee.

5.3                               Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4                          Withholding Rights

Notwithstanding anything in the Arrangement Agreement or this Plan of Arrangement to the contrary (but subject to the last sentence of this Section 5.4), the Company, the Depository, Purchaser or one or more affiliates or subsidiaries of Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to the Arrangement Agreement or this Plan of Arrangement to any Company Shareholder or holder of Options, SARs, EAUs, RSUs or DSUs, as the case may be, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, Taxes Act (United Kingdom), the Code, or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement Agreement and this Plan of Arrangement as having been paid to the former holder of the Company Shares or Options, SARs, EAUs, RSUs or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority within the time required and in accordance with applicable Laws. Notwithstanding the above, in the event that any such deduction or withholding is required under the laws of the United Arab Emirates (other than any such deduction or withholding required as of the date hereof), Purchaser shall increase or shall cause to be increased the sum payable as necessary so that after all such United Arab Emirates deductions or withholdings each recipient of a payment receives an amount equal to the sum it would have received had no such deductions or withholdings been made.

SCHEDULE D

To the Arrangement Agreement

$250 Million Backstop Credit Facility

[Redacted]

SCHEDULE E

To the Arrangement Agreement

Representations and Warranties of the Company

For the purposes of the representations and warranties set forth in this Schedule E, the term “subsidiaries” shall be hereby deemed to include the JV Entities, provided that solely with respect to such representations and warranties in respect of the JV Entities (for greater certainty, except with respect to representations and warranties of the Company and any of its subsidiaries set forth in Section (g) of this Schedule E relating to the ownership of the JV Entities) such representations and warranties in respect of the JV Entities shall be qualified to be to the actual knowledge, without having made due inquiry, of the Senior Officers in their capacity as officers of the Company and its subsidiaries and not in their personal capacity.

The Company hereby represents and warrants to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby:

(a)                                  Board Approval. As of the date hereof, the Board of Directors, after consultation with its outside legal and financial advisors, has unanimously determined that the Consideration is fair to the Company Shareholders and the Arrangement is in the best interests of the Company and has unanimously resolved to approve the transactions contemplated herein and the execution and performance of this Agreement and to unanimously recommend to the Company Shareholders that they vote their Company Shares in favour of the Arrangement at the Company Meeting and that such determinations and resolutions are effective and unamended as of the date hereof. The Board of Directors has received the Fairness Opinion and such opinion has not been withdrawn, amended, modified or rescinded.

(b)                                 Organization and Qualification. The Company and each of its subsidiaries is a corporation duly incorporated or an entity duly created and each of the Company and its subsidiaries is validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuance or creation and has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted. The Company and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries is subject to any liquidation, administrative, bankruptcy or similar proceedings and neither the Company nor any of its subsidiaries has entered into any composition or arrangement, within the meaning of applicable Laws, with creditors.

(c)                                  Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby other than the approval by the Board of Directors of the Company Circular and the approval by the Company Shareholders in the manner required by the Interim Order and applicable Laws and approval by the Court of the Interim Order and the Final Order. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)                                 No Violations. Except as specifically disclosed in writing in the Data Room, and/or in connection with any change of control provision under the EDC Facility or any other credit facility which supplements or replaces such facility, neither the execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under, give rise to any increased, additional, accelerated or guaranteed rights or entitlements under (including any right of a holder of a security of the Company or any of its subsidiaries to require the Company or any of its subsidiaries to acquire such security), or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Company or any of its subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Encumbrance, contract, agreement, arrangement, lease, undertaking or commitment, other than Material Financial Indebtedness, to which the Company or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of its subsidiaries is bound except in the case of this clause (B), which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect or (C) any Material Financial Indebtedness of the Company or any of its subsidiaries; or (ii) subject to obtaining the Regulatory Approvals and compliance with the Interim Order and any approvals required thereunder, the Final Order, filings with the Director under the CBCA (A) violate any Law applicable to the Company or any of its subsidiaries or any of their respective properties or assets; or (B) cause the suspension or revocation of any material Permit currently in effect which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The conduct of the businesses of the Company and its subsidiaries as currently conducted and as currently proposed by the Company to be conducted does not materially violate or conflict with any obligation of confidentiality to any other person. Subject to obtaining the Regulatory Approvals and assuming compliance with the Interim Order and any approvals required thereunder, the Final Order, filings with the Director under the CBCA, no material authorization, consent, approval, license, permit, order, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by the Company or its subsidiaries in connection with the performance of the Company’s obligations and the consummation of the transactions contemplated hereunder, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(e)                                  Capitalization. The authorized share capital of the Company consists of an unlimited number of Company Shares and first preferred shares and second preferred shares. As of the close of business on February 20, 2009, there were issued and outstanding 83,160,889 Company Shares, and there are outstanding no other shares of any class or series in the capital of the Company. A maximum of 13,000,000 Company Shares are reserved for issuance under the Stock Option Plan. As of the date hereof, the current entitlements under (i) the Company Plans, including the number of Options/SARs granted under the Stock Option Plan, and (ii) all EAUs, RSUs, and DSUs outstanding and, as applicable, the exercise price, grant date, vesting schedules, expiry date and the date of expiry of applicable restrictions with respect to such Options/SARs, EAUs, RSUs and DSUs are specifically disclosed in writing in the Data Room. Except as specifically disclosed in writing in the Data Room, there are no options, warrants, convertible securities or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any shares of the Company or any of its subsidiaries (including Company Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of or other equity or voting interests in the Company or any of its subsidiaries (including Company Shares).

All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable. With respect to the Options/SARs, EAUs, RSUs and DSUs, (i) each grant of an Option/SAR, EAU, RSU or DSU was duly authorized no later than the date on which the grant of such Option/SARs, EAU, RSU or DSU was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each such grant was made in all material respects in accordance with the applicable Company Plan, and all applicable Laws and regulatory rules or requirements, including the applicable rules of the TSX, (iii) the per share exercise price of each Option/SAR or EAU was not less than the fair market value of a Company Share on the applicable Grant Date, and (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the Company Financial Statements (including the related notes) and disclosed in material compliance with applicable Securities Laws. Except as specifically disclosed in writing in the Data Room, since January 1, 2007, there has not been any (A) except in respect of any wholly-owned subsidiary, split, combination or reclassification of any shares in the capital of, or equity or other voting interests in, the Company or any of its subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of, or other equity or voting interests in, the Company or any of its subsidiaries, or (B) grant or amendment of any incentive award (including Options/SARs, EAUs, RSUs, and DSUs) or the removal or modification of any restrictions in any such award (including the acceleration thereof). Except as specifically disclosed in writing in the Data Room, there are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of its securities. Other than the Company Shares, there are no securities or other instruments or obligations of the Company or any of its subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Company Shareholders on any matter. Neither the Company nor any of its subsidiaries is a party to any voting agreements with respect to any shares in the capital of or other equity or voting interests in the Company or any of its subsidiaries and, to the knowledge of the Company, as of the date of this Agreement, other than the Lock-Up Agreements executed and delivered contemporaneously with this Agreement, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its subsidiaries. Other than the Notes, indebtedness under the Credit Agreements or as disclosed in the Company’s most recent publicly-disclosed consolidated financial statements or as specifically disclosed in writing in the Data Room, there are no outstanding bonds, debentures or other evidences of Material Financial Indebtedness of the Company or any of its subsidiaries excluding any inter-company indebtedness solely among the Company and its subsidiaries. All outstanding Notes have been duly authorized and validly issued and, as of the date hereof, the Indentures and the Credit Agreements are in full force and effect, the Company is in compliance in all material respects with the terms and conditions of the Indentures, the Credit Agreements, and any other evidence of Material Financial Indebtedness of the Company or any of its subsidiaries, has not received any notice of default or breach of, or termination under, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any of the Indentures, the Credit Agreements or any other instruments governing Material Financial Indebtedness of the Company or any of its subsidiaries, except for such defaults or breaches which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

(f)                                    No Material Adverse Effect. (i) Except as specifically disclosed in writing in the Data Room, since January 1, 2007 through the date of this Agreement, (A) there has not been any Material Adverse Effect and (B) the business of the Company and its subsidiaries has been carried on, in all material respects, in the ordinary course consistent with past practice, and (ii) since the date of this Agreement, there has not been any Material Adverse Effect.

(g)                                 Ownership of Subsidiaries and the JV Entities. A true and complete list of all subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned except as otherwise noted in such list, is specifically disclosed in writing in the Data Room. All of the outstanding shares and other ownership interests in the Company’s subsidiaries and the Company’s shares in the JV Entities are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are, except pursuant to restrictions on transfer contained in constituting documents of such subsidiaries and JV Entities, owned free and clear of all Encumbrances, other than Permitted Encumbrances, and except as specifically disclosed in writing in the Data Room there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any person to acquire any such shares or other ownership interests in or material assets or properties of any of the Company’s subsidiaries or any of the JV Entities. Except as specifically disclosed in writing and except for the shares in, or other equity or voting interests in, its subsidiaries and the JV Entities, the Company does not own, directly or indirectly, any shares in the capital of, or other equity or voting interests in, any person.

(h)                                 Reporting Status and Securities Laws Matters.

(i)                                     The Company is a “reporting issuer”, or the equivalent thereof, and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and the Company has complied in all material respects with applicable Law, including any requirements of any Securities Laws. The Company Shares are listed for trading on the TSX and the NYSE and the Company is in compliance in all material respects with all of the listing and other requirements of such exchanges.

None of the subsidiaries of the Company are subject to continuous or periodic, or other disclosure requirements under any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, except as specifically disclosed in writing in the Data Room, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX or the NYSE, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken. Since January 1, 2007, the Company has furnished to the SEC all information required under Rule 12g3-2b under the Exchange Act and, the Company is in compliance in all material respects with the terms and conditions of Rule 12g3-2b. The Company is a “foreign private issuer” as defined in Regulation S under the United States Securities Act of 1933, as amended and Rule 3b-4 under the Exchange Act. As of their respective dates, the Company’s Public Disclosure Record did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report or other document with any applicable Securities Authorities or any other applicable Governmental Entities which remains confidential as of the date of this Agreement.

(ii)                                  The management of the Company has implemented disclosure controls and procedures to ensure that material information relating to the Company, including its subsidiaries, is made known to the management of the Company by others within those entities, which disclosure controls and procedures are, given the size of the Company and the nature of its business, effective at the reasonable assurance level in timely alerting the Company’s principal executive officer and its principal financial officer, or other persons performing similar functions, to material information required to be included in the Company’s Public Disclosure Record.

(i)                                     Foreign Corrupt Practices. To the knowledge of the Company, none of the Company nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Company or, any of its subsidiaries, has violated or is in violation of the U.S. Foreign Corrupt Practices Act of 1977 or similar Laws in any applicable jurisdiction or any anti-money laundering Laws in any applicable jurisdiction, or made any bribe, rebate, payoff, influence payment, kickback or unlawful payment to any foreign or domestic Governmental Entity or political party, official, employee, appointee or candidate.

(j)                                     Company Financial Statements. The Company’s audited financial statements as at and for the fiscal years ended December 31, 2007, 2006 and 2005 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) and the Company’s unaudited financial statements as at and for the nine months ended September 30, 2008 (including the notes thereto and related MD&A) (collectively, the “Company Financial Statements”) and all financial statements of the Company and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents filed under Securities Laws since January 1, 2007 were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cashflows and surplus or deficit and changes in financial position of the Company and its subsidiaries, as applicable, as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. Since January 1, 2007, there has been no material change in the Company’s or its subsidiaries’ financial accounting policies, methods or practices except as described in the notes to the Company Financial Statements. Except as specifically disclosed in writing in the Data Room, since January 1, 2007, there has not been any write-down by the Company or any of its subsidiaries of any of the assets of the Company or any of its subsidiaries.

(k)                                  No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its subsidiaries, whether accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company as of the date of this Agreement other than (i) liabilities and obligations disclosed or reflected in its most recent publicly disclosed consolidated financial statements or any public disclosure documents of the Company made available to the public on SEDAR since the date of such financial statements; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC and Section 1.8 and the instructions thereto of Form 51-102F1 of National Instrument 51-102 – Continuous Disclosure Obligations) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure, of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or such subsidiary’s financial statements or any other documents filed by the Company under applicable Securities Laws.

(l)                                     Books and Records. The financial books, records and accounts of the Company and its subsidiaries fairly disclose in all material respects the financial position of the Company and its subsidiaries and all material transactions relating to the businesses carried on by the Company and its subsidiaries have been accurately recorded in all material respects. The corporate records and minute books of the Company and its subsidiaries have been maintained in compliance with applicable Laws and are true and complete in all material respects. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and that access to assets is permitted only in accordance with management’s general or specific authorization. The management of the Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board of Directors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(m)                               Litigation. Except as specifically disclosed in writing, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings or, to the knowledge of the Company, pending or threatened against or relating to the Company or any of its subsidiaries before any court or Governmental Authority or body that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, prevent or materially delay consummation of the transactions contemplated by this Agreement, nor, to the knowledge of the Company, are there any facts or circumstances that could form the basis for any such claim, action, suit, arbitration, inquiry, proceeding or investigation. None of the Company or any of its subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement. Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries has commenced or is subject to any proceedings or litigation (other than any proceedings or litigation, on an individual basis, that is comprised solely of monetary claims of less than US$250,000, immaterial internal investigations, and actions for non-payment in the ordinary course of business consistent with past practice that have been settled).

(n)                                 Taxes. Except as specifically disclosed in writing in the Data Room, or as would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect:

(i)                                     the Company and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are true and complete. Each of the Company and its subsidiaries has paid, or has duly collected, withheld and remitted, on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it, whether or not shown on any Return, on or before the date hereof (including all installments on account of Taxes for the current year), other than those which are being contested in good faith or in respect of which appropriate reserves have been provided in the most recently publicly-disclosed Company Financial Statements;

(ii)                                  each of the Company and its subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any Employees, officers or directors and any non-resident person) and has duly and timely remitted to the appropriate Tax authority such Taxes required by Law to be remitted by it;

(iii)                               the Company Financial Statements reflect an appropriate reserve, in accordance with GAAP for amounts at least equal to the amount of all material Taxes payable by the Company and its subsidiaries that are not yet due and payable whether or not assessed and whether or not shown as being due on any Return and that relate to periods ending on or prior to the date of such financial statements, and the Company and its subsidiaries have made adequate provisions in accordance with GAAP in their books and records for any Taxes accruing in respect of any period which has ended subsequent to the period covered by such financial statements;

(iv)                              each of the Company and its subsidiaries has conducted all aspects of its business in accordance with the terms and conditions of all tax rulings and tax concessions currently in effect that were provided by any relevant taxing authority;

(v)                                 no material deficiencies, litigation, proposed adjustments or matters in controversy have been asserted in writing with respect to Taxes of the Company or any of its subsidiaries, and there is no material claim, audit, proceeding or investigation now pending with respect to Taxes against the Company or its subsidiaries or to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets in respect of which a Governmental Entity has indicated it will result in a proposed adjustment of Taxes;

(vi)                              there are no Encumbrances for Taxes against the assets of the Company, or any of its subsidiaries other than Permitted Encumbrances;

(vii)         there are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment, reassessment or collection of any Taxes, or of the filing of any Return or any payment of Taxes, by the Company or any of its subsidiaries;

(viii)        since January 1, 2008, there has not been any settlement or compromise of any Canadian federal or United States federal income tax liability, and between January 1, 2008 and the date that the Canadian federal or United States federal, as the case may be, income tax returns of the Company or a subsidiary for the 2008 taxation year have been provided to Purchaser, there has not been any Canadian federal or United States federal tax election or change in any Canadian federal or United States federal tax election related to the Company or any such subsidiary;

(ix)           neither the Company nor any of its subsidiaries has acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act;

(x)                                   each of the Company and its Canadian subsidiaries is a “taxable Canadian corporation” as defined in the Tax Act;

(xi)           neither the Company nor any of its subsidiaries is a party to, bound by or currently has any liability under any tax sharing, allocation, indemnity or similar agreement or arrangement with a person other than the Company or any of its subsidiaries;

(xii)          neither the Company nor any of its subsidiaries (A) is or has been a member of an affiliated group (as defined in Section 1504 of the Code) filing a consolidated federal income tax return (other than any such group the common parent of which is a subsidiary of the Company), or (B) has any liability for the Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation §1.1502- 6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise as a transferee or successor, by contract or otherwise, or (C) has entered into any transaction that would, to the knowledge of the Company, result in a liability for Taxes or an adjustment resulting in a liability for Taxes to the Company or such subsidiaries pursuant to a transfer pricing or similar provision of any applicable Law of any jurisdiction that requires the value of the consideration paid or received for the acquisition, sale, transfer or other disposition of property (including intangibles) or services (including financial transactions) to be the fair value of such property or services in the case of transactions with (1) in the case of Tax Act, persons not resident in Canada dealing at non-arm’s length; (2) in the case of the Code, related persons; or (3) in any case, persons who have a relationship similar to (1) or (2) based on the criteria imposed by applicable Law;

(xiii)         neither the Company nor any of its subsidiaries organized in the United States or a political subdivision thereof is a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution (other than a distribution by a subsidiary of the Company to one or more of the Company or a subsidiary thereof) qualifying for tax free treatment under Section 355 in the two years prior to the date of this Agreement;

(xiv)        neither the Company nor any of its subsidiaries has made any payments, is obligated to make any payments or is a party to any agreement that, individually or collectively, would obligate it to make any payments in connection with the transactions contemplated hereby that would not be deductible under Section 280G of the Code;

(xv)         none of the Company, any of its subsidiaries, or any other person on behalf of the Company or its subsidiaries (A) has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of state, provincial, territorial, local or foreign law by reason of a change in accounting methods initiated by the Company or any of its Subsidiaries, or has any knowledge that the Internal Revenue Service or any other taxing authority has proposed any such adjustment or change in accounting methods in writing, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of the Company or any of its subsidiaries, (B) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, provincial, territorial, local or foreign law with respect to the Company or any of its subsidiaries, or (C) has taxable income that will be reportable in a taxable period beginning after the Effective Date that is attributable as an installment sale that occurred prior to such date;

(xvi)        neither the Company nor any of its subsidiaries has engaged in any listed transaction as described in 1.6011-4(b)(2) or identified as such in applicable Internal Revenue Service published guidance; and

(xvii)       the Company has made available to Purchaser true and complete copies of (A) all material Canadian federal and provincial, United States federal and Swiss federal income and franchise Returns of the Company and its subsidiaries for the preceding three taxable years, (B) all currently-effective tax rulings (including private letter rulings), pending ruling requests, and transfer pricing studies received from or submitted to a taxation authority by, or agreed to, by or on behalf of the Company and/or its subsidiaries, and (C) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise and any other material Taxes of the Company or any of its subsidiaries.

(o)           Real Property.

(i)            All Owned Real Property has been specifically disclosed in writing in the Data Room. Except as specifically disclosed in writing in the Data Room, the Company and each of its subsidiaries has (A) good and sufficient fee simple or freehold title to its Owned Real Property free and clear of all Encumbrances other than Permitted Encumbrances and (B) good and sufficient leases, licenses, easements, rights of way, and permits permitting the use by the Company and its subsidiaries of lands or premises owned by third parties that are material and necessary to permit the operation by the Company and its subsidiaries of their businesses, as they are currently being conducted, each of which, to the knowledge of the Company, is in full force and effect and, to the knowledge of the Company, neither the Company nor its subsidiaries is in breach or default in any material respect thereunder. Except as specifically disclosed in writing in the Data Room, no person has any option or right of first refusal to purchase, lease or rent any part of the Owned Real Property. Neither the Company nor its subsidiaries is a party to any Contract to sell, transfer or otherwise dispose of any material Owned Real Property or interest therein or, other than the Real Property Leases, to acquire or lease any material real property or interest therein.

(ii)           All material Real Property Leases have been specifically disclosed in writing in the Data Room. True and complete copies of all material Real Property Leases have been provided in the Data Room. Each of the Real Property Leases is in full force and effect in accordance with its terms and constitutes a valid and binding obligation of the Company and its subsidiaries that are a party thereto, and to the knowledge of the Company, each other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. All rents and other material sums and charges payable by the Company or its subsidiaries under the Real Property Leases are current and neither the Company nor any of its subsidiaries is in breach or default in any material respect (in each case, with or without notice or lapse of time or both) under any Real Property Lease. To the knowledge of the Company, no counterparty to a Real Property Lease is in material breach or default under any Real Property Lease. The leasehold interest of the Company or its subsidiaries in each parcel of real property subject to the material Real Property Leases is free and clear of all Encumbrances, other than Permitted Encumbrances and Encumbrances affecting the freehold interest in any such real property having priority to the applicable Real Property Lease.

(iii)            All real property and material tangible personal property of the Company and each of its subsidiaries necessary for the conduct of the business currently carried on by the Company and its subsidiaries is in good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)           Except as specifically disclosed in writing in the Data Room, the transactions contemplated by this Agreement do not require the consent of the landlord or any other parties under any Real Property Leases.

(v)            To the knowledge of the Company, there are no expropriation, condemnation, eminent domain or similar proceedings pending or threatened affecting any portion of the Owned Real Property or the real property subject to the Real Property Leases.

(vi)           The buildings and other structures located on the Owned Real Property and on the real property subject to the Real Property Leases and the operation and maintenance thereof, as now operated and maintained, comply in all material respects with all applicable Laws, except where the non-compliance with which would not have a Material Adverse Effect. Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries has received written notice of any material breach or violation of any Laws relating to their use, occupation, operation or maintenance of any of the Owned Real Property or the real property subject to Real Property Leases.

(p)           Permits. Except as specifically disclosed in writing in the Data Room, the Company and each of its subsidiaries has obtained all Permits required by applicable Laws necessary to conduct their businesses, as currently conducted, other than where the absence of such Permits would not, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Permits are valid and subsisting and in good standing, the Company and its subsidiaries are in material compliance with the terms of such Permits. Neither the Company nor its subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Permit which, if the subject of an unfavourable decision, ruling or finding would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there has not occurred any event which would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit.

(q)           Material Contracts. True and complete, in all material respects, copies of all Material Contracts are included in the Data Room (including all amendments thereto) and except as specifically disclosed in writing in the Data Room no such Contract has been modified, rescinded or terminated since the date such Contract was made available to Purchaser. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract except as specifically disclosed in writing in the Data Room. As of the date hereof, to the knowledge of the Company, no other party to any Material Contract is in material breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. To the knowledge of the Company, each Material Contract is a valid and binding obligation of the Company or its subsidiaries that are a party thereto (subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered) and is in full force and effect in accordance with its terms. To the knowledge of the Company, there are no circumstances that are reasonably likely to adversely affect the ability of the Company or any of its subsidiaries to perform its material obligations under any Material Contract except as specifically disclosed in writing in the Data Room. Specifically disclosed in writing in the Data Room is a true and complete list of the following Contracts as of the date hereof:

(i)              each Material Contract to which the Company or any of its subsidiaries is a party for any material joint venture (whether in partnership, limited liability company or other organizational form) or material alliance or similar arrangement; and

(ii)             each Material Contract to which the Company or any of its subsidiaries is a party entered into in the last five years in connection with the settlement or other resolution of any litigation that has any material continuing obligations, liabilities or restrictions.

(r)            Restrictions on Conduct of Business. Except as specifically disclosed in writing in the Data Room, neither the Company nor its subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit in any material respect the manner or the localities in which all or any material portion of the business of the Company or its subsidiaries are conducted, (ii) limit any business practice of the Company or any of its subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by the Company or its subsidiaries in any material respect. Except as specifically disclosed in writing in the Data Room, none of the Company or any of its subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(s)           Compliance with Laws. Except as specifically disclosed in writing in the Data Room, the Company and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t)            Customer and Supplier Relations. As of the date hereof, neither the Company nor its subsidiaries has received any written notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or its subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of hereof, no customer of the Company that represented 1% or more of the Company’s consolidated revenues in the fiscal year ended December 31, 2008, has, to the knowledge of the Company, provided notice to the Company that it will stop, or materially decrease the rate of, buying materials, products or services from the Company.

(u)           Environmental Matters.

(i)      Except as specifically disclosed in writing in the Data Room:

(A)          no notice, order, claim, request for information, complaint, demand, administrative inquiry, “citizens suit”, or penalty has been received by the Company or any of its subsidiaries alleging a material violation by or liability of the Company or any of its subsidiaries or any person that the Company or its subsidiaries are responsible for at Law pursuant to any Environmental Law (including due to a Release of Hazardous Materials), and there are no material judicial, administrative or other actions, suits, claims, investigations or proceedings (including prosecutions) pending or, to the knowledge of the Company, threatened which allege a material violation by or liability of the Company or any of its subsidiaries pursuant to any Environmental Laws (including due to a Release of, and exposure to, Hazardous Materials);

(B)           the Company and each of its subsidiaries (and all their respective operations) have obtained all material environmental Permits required under all applicable Environmental Laws for their operations, are and have been for the last five (5) years in material compliance with the terms of such Permits and have timely applied for renewals of all environmental Permits required under all applicable Environmental Laws or under the terms of their existing environmental Permits and have no knowledge of any material impediment to the environmental Permit being issued;

(C)           the Company has provided Purchaser with copies of all material environmental (including greenhouse gas emissions) and/or health and safety reports, analyses, records and documents that are in the possession or under the control of the Company, its subsidiaries or any other person and that relate to the Company or its subsidiaries or their respective properties, assets, operations or businesses in the last five (5) years; and

(D)          the Company and its subsidiaries (and their respective businesses and operations) are and have been in material compliance for the last five (5) years with all applicable Environmental Laws, and have not received written notice and are not aware of any requirement or practice that is proposed for adoption or implementation under any Environmental Law that would be applicable to the operations of the Company, any of its subsidiaries and which may require an expenditure that would reasonably be expected to have a Material Adverse Effect on the Company.

(ii)           Except as specifically disclosed in writing in the Data Room, no material Release of Hazardous Materials has occurred, nor are any Hazardous Materials present in material quantities, at, from, in, to, on, or under (A) any property currently owned, operated, controlled, managed or leased by the Company or any of its subsidiaries or (B) any property formerly owned, operated, controlled, managed or leased by the Company or any of its subsidiaries to the extent any such Release or presence of Hazardous Materials arose out of their operations or during the ownership, operation control, management or lease of any property by the Company or any of its subsidiaries at such properties at levels that require investigation, remediation, monitoring or other response or remedial actions under Environmental Laws (including obtaining any Permit) or at levels that pose a material liability to the Company. Neither the Company nor any of its subsidiaries has transported or arranged for the treatment, storage, handling, disposal of any Hazardous Materials to any off-site location that has or could reasonably be expected to result in a claim under or relating to any Environmental Laws against the Company or any of its subsidiaries, except for claims which, if adversely decided, would not be material to the Company. To the knowledge of the Company, no facts, circumstances or conditions exist, that would reasonably be expected to result in a Material Adverse Effect.

Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Materials at any location that is the subject of enforcement action by any Governmental Entity that can reasonably be expected to result in any proceeding, action, or other claim against the Company or any of the its subsidiaries that would reasonably be expected to have a material effect on the Company.

Except for Section (k) of this Schedule E, it is agreed and understood that the representations or warranties made by the Company in this Section (u) are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental matter, including natural resources, related in any way to the Company and its subsidiaries and no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied is being made with respect thereto.

For purposes of this Section (u) of this Schedule E, Mark Lesky shall be deemed to be a “Senior Officer” solely for the purposes of references to “the knowledge of the Company” (as provided for in Section 1.7) set forth in this Section (u) of this Schedule E.

(v)         Pension and Employee Benefits.

(i)              The Company and each of its subsidiaries has complied, in all material respects, with the terms of all Company Plans and with all applicable Laws relating thereto.

(ii)             Specifically disclosed in writing in the Data Room is a true and complete list of all material Company Plans. Current and complete copies of all such written Company Plans or, where oral, written summaries of the material terms thereof, have been provided or made available to Purchaser together with current and complete copies of all material documents relating to the Company Plans.

(iii)            Except as specifically disclosed in writing in the Data Room, all of the Company Plans are registered, qualified, invested, funded, operated and administered, in all material respects, in accordance with all applicable Laws and any Collective Agreements, if applicable, and in accordance with their terms. Neither the Company nor its subsidiaries has received, in the last three years, any notice from any person questioning or challenging such compliance, and the Company has no knowledge of any such notice beyond the last three years. All material reports, returns and similar documents with respect to all Company Plans required to be filed with any Governmental Entity or distributed to any Company Plan participant have been duly and timely filed or distributed.

(iv)           Except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (A) all obligations of the Company or any of its subsidiaries regarding the Company Plans have been satisfied and no Taxes are owing or exigible under any of the Company Plans; and (B) all contributions or premiums required to be made to any Statutory Plans or under the terms of each Company Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Company Plans.

(v)            Except as specifically disclosed in writing in the Data Room, no unfunded liability, solvency deficiency, going concern deficiency or wind up deficiency exists with respect to any Pension Plan.

(vi)           Except as specifically disclosed in writing in the Data Room, there is no investigation (including governmental audits or investigations), examination or other proceeding, action or claim that has been asserted or initiated, or to the knowledge of the Company, threatened with respect to any of the Company Plans, the assets of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of any of the Company Plans with respect to the terms or operation of such plans (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Company Plan required to be registered or qualified.

(vii)          Except as specifically disclosed in writing in the Data Room, there has been no partial wind-up of any registered Company Plan and, to the knowledge of the Company, no event has occurred respecting any registered Company Plan which would result in the revocation of the registration of such company Plan (where applicable) or entitle the person or entity (without the consent of the Company or any of its subsidiaries) to wind-up or terminate any Company Plan in whole or in part or which could otherwise reasonably be expected to adversely affect the tax status of any such Company Plan.

(viii)         Neither the Company nor its subsidiaries has any formal plan or has made any promise or commitment, whether legally binding or not, to create any additional Company Plan or to improve the benefits provided under any Company Plan.

(ix)            Except as specifically disclosed in writing in the Data Room, there are no agreements, or undertakings, written or oral, by the Company or any of its subsidiaries other than those set forth in the written Company Plans that would result in any material liability to the Company or its subsidiaries on or at any time after the Effective Date on amendment or termination of any Company Plan (including any Company Plan covering retirees or other former employees)

(x)             No Company Plan promises or provides retiree health benefits or retiree life insurance benefits or any other non-pension post-retirement benefits to any person except as specifically disclosed in writing in the Data Room.

(xi)            Each Company Plan which covers current or former employees of the Company or any of its subsidiaries in respect of employment in the United States of America (the “US Company Plans”), is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that such plan is qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code.

(xii)           Except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, none of the U.S. Company Plans or any trusts created thereunder, or the Company or any of its subsidiaries, or any employee of the foregoing, or, to the knowledge of the Company, any trustee, administrator or other fiduciary in respect of such U.S. Company Plans, has engaged in a “prohibited transaction” (as such term is defined in section 4975 of the Code or section 406 of ERISA).

(xiii)          Except as specifically disclosed in writing in the Data Room, there are no Company Plans to which the Company or its subsidiaries are required to contribute which are not maintained or administered by the Company or its subsidiaries.

(xiv)          Except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, none of the Company Plans require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Company Plan relating thereto.

(xv)           The Company represents that the NOVA Corporation Executive Termination Benefits Trust Fund Agreement has been wound-up and terminated and that there are no remaining obligations secured under the

NOVA Corporation Canadian Executive Termination Benefits Trust Fund.

(xvi)        Except as specifically disclosed in writing in the Data Room, there are no: (A) bonus, golden parachute, retirement, retention, change of control, termination, severance, unemployment compensation, or other benefit or enhanced benefit arrangements, (B) material increases in benefits otherwise payable under any Company Plan or (C) acceleration of the time of payment or vesting of any benefits otherwise payable under any Company Plan, in each case resulting from the execution and delivery of this Agreement, the performance of the Company’s or any of its subsidiaries’ obligations under this Agreement or the consummation of any of the transactions contemplated in this Agreement, whether alone or together with the occurrence or existence of any other event, fact or circumstance.

(w)       Employees.

(i)            All Employment Contracts with total annual compensation in excess of US$250,000 are specifically disclosed in writing in the Data Room, and full and complete copies of such Employment Contracts have been provided to the parties. Except for the Employment Contracts specifically disclosed in writing in the Data Room, there are no agreements, promises or commitments providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement. The Company and its subsidiaries are in material compliance with all Employment Contracts and have not received any written notice from any Employee or Consultant that any term of a Contract has been breached.

(ii)           Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries is: (A) a party to any Collective Agreement, or (B) subject to any current, pending or threatened labour slow down, work stoppage, strike or lockout.

(iii)          Except as specifically disclosed in writing in the Data Room, there are no outstanding or, to the knowledge of the Company, threatened unfair labour practices, complaints or applications of any kind, nor has any trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent or employee association applied or threatened to apply for certification as bargaining agent for Employees, nor is there a threatened or apparent union organizing campaign for Employees not covered under a collective bargaining agreement.

(iv)          The Company and its subsidiaries have been and are being operated in compliance in all material respects with all applicable Laws relating to Employees. There are no current, pending or, to the knowledge of the

Company, threatened, material complaints, charges, orders, investigations, prosecutions, litigation, proceedings or claims against the Company or any of its subsidiaries with any Governmental Entity or arbitrator. To the knowledge of the Company, each individual in a Consultant or independent contractor relationship with the Company or any of its subsidiaries is in fact a Consultant or independent contractor and is not an Employee.

(v)           There are no material notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment or any other written communications related thereto which the Company or any of its subsidiaries has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the business is carried on which are unpaid on the date hereof or which will be unpaid at the Effective Time and, to the knowledge of the Company, there are no facts or circumstances which may result in a material increase in liability from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Effective Time. The accident cost experience of the Company and any of its subsidiaries is such that there are no such material pending or possible assessments and there are no claims or potential claims which may materially affect the accident cost experience of the Company or any of its subsidiaries.

(vi)          All vacation pay, bonuses and commissions relating to the business of the Company and any of its subsidiaries and the Employees are accurately reflected in all material respects and have been accrued in the books and records of the Company or any of its subsidiaries.

(vii)         To the knowledge of the Company, all Employee data necessary to administer each Company Plan is in the possession of the Company, its subsidiaries or their agents and is in a form which is sufficient for the proper administration of the Company Plan in accordance with its terms and all Laws and, to the knowledge of the company, such date is true and complete.

(viii)        To the knowledge of the Company, none of the Employees, Consultants or agents of the Company or any of its subsidiaries is or during the last two years has been under administrative, civil or criminal investigation or indictment by any Governmental Entity in connection with their employment at the company or any of its subsidiaries.

(x)            Non-Arm’s Length Transactions. Except as specifically disclosed in writing in the Data Room, there are no Contracts (other than the Employment Contracts) existing between, among or involving the Company or any of its subsidiaries, on the one hand, and any of their respective directors, officers or shareholders or any of their Employees, Consultants, or directors, officers or shareholders thereof, or any of their respective affiliates or their associates, on the other hand (including in respect of purchasing or obtaining any product or service or in respect of any Financial Indebtedness or guarantee thereof). No director, officer or shareholder of the Company or any of its subsidiaries, or Employee or Consultant or director, officer or shareholder thereof, or any of their respective affiliates or associates has any direct or indirect ownership interest in any person in which the Company or any of its subsidiaries has any direct or indirect ownership interest. Except as specifically disclosed in writing in the Data Room, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries on the one hand, and any director, officer, Employee or Consultant of the Company or any of its subsidiaries or any associate of any director, officer, Employee or Consultant, on the other hand, other than Company Plans and Employment Contracts.

(y)           Insurance. The Company and each of its subsidiaries maintains policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance. The Company and its subsidiaries are in compliance in all material respects with all requirements with respect to their insurance policies, and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. There is no material claim pending under any insurance policies of the Company or its subsidiaries as to which coverage has been questioned, denied or disputed. Copies of all material insurance policies have been made available to Purchaser.

(z)            Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(aa)         Indebtedness. Except as specifically disclosed in writing in the Data Room, and except as disclosed in its most recently publicly-disclosed consolidated financial statements:

(i)            neither the Company nor its subsidiaries is indebted to any of its directors or officers or any of their associates or to any securityholder of the Company;

(ii)           none of the directors or officers of the Company or any of their associates or Company Shareholders is indebted or under material obligation to the Company or any of its subsidiaries on any account whatsoever (other than pursuant to an employment contract entered into in the ordinary course of business); and

(iii)          neither the Company nor its subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person other than of a subsidiary;

(bb)         Intellectual Property.

(i)            The Company and its subsidiaries own or have valid licenses to use (and are not in material breach of such licenses) all Business Intellectual Property that is material to the conduct of the business, as presently conducted, of the Company or its subsidiaries.

(ii)           A complete and accurate, in all material respects, list of all registrations of, and applications for registration of, Owned Intellectual Property is specifically disclosed in writing in the Data Room. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (A) the Owned Intellectual Property has been duly registered or applications to register the same have been filed such applications or registrations are in good standing, and (B) the Company or its subsidiaries holds the entire right, title and interest in and to all of the Owned Intellectual Property, and has the exclusive and unfettered right to use the Owned Intellectual Property, except to the extent the Company or its subsidiaries has licensed others to use the Owned Intellectual Property.

(iii)          All of the material Licensed Intellectual Property, other than Shrink Wrap Software, is specifically disclosed in writing in the Data Room. Neither the Company nor its subsidiaries is a party to any material contract or commitment to pay any royalty or other fee to use Licensed Intellectual Property except pursuant to the agreements specifically disclosed in writing in the Data Room.

(iv)          To the knowledge of the Company, the Owned Intellectual Property and the Licensed Intellectual Property, is valid and enforceable. The Owned Intellectual Property and to the knowledge of the Company, the Licensed Intellectual Property, are free and clear of all Encumbrances other than (A) those arising under any of the IP Agreements, (B) non-exclusive licenses granted in the ordinary course of business as specifically disclosed in all material respects in writing in the Data Room or (C) those associated with pending litigation as specifically disclosed in writing in the Data Room.

(v)           Except as specifically disclosed in writing in the Data Room, none of the Company or any of its subsidiaries or, to the knowledge of the

Company, any third party, to any IP Agreement, is in breach thereof and the IP Agreements are binding and are in full force and effect.

(vi)          To the knowledge of the Company, the use of the Owned Intellectual Property and conduct of the business, as conducted in the past and as presently conducted, by the Company and its subsidiaries does not infringe in any material way upon any third party Intellectual Property Rights.

(vii)         Except for the Dow patent litigation and the Sekisui’s counterclaim alleging breach of contract as specifically disclosed in all material respects in writing in the Data Room, there is no proceeding initiated by any third party for which notice has been provided to the Company or its subsidiaries or which to the knowledge of the Company has been threatened, with respect to any alleged infringement, misappropriation or other violation in any material respect by the Company or any of its subsidiaries of any third party Intellectual Property Rights.

(viii)        To the knowledge of the Company, no third party is infringing upon any of the Owned Intellectual Property and, except for patent rights scheduled for abandonment in the ordinary course of business in accordance with the Company’s annual maintenance review, no Owned Intellectual Property has been lost, abandoned or cancelled or is in jeopardy of being lost, abandoned or cancelled through failure to act by the Company or its subsidiaries.

(ix)           Except for the Dow patent litigation and the Sekisui’s counterclaim alleging breach of contract as specifically disclosed in all material respects in writing in the Data Room, there is no pending or threatened claim for which notice has been provided to the Company or its subsidiaries, challenging the validity or enforceability of, or contesting the Company’s or any of its subsidiaries’ rights in the Business Intellectual Property or their rights under the IP Agreements.

(x)            Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) all hardware, software and firmware, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and its subsidiaries, taken as a whole (collectively, the “Technology”), are sufficient for conducting the business, as presently conducted, of the Company and its subsidiaries, taken as a whole; and (B) the Company and its subsidiaries own or have valid licenses to use (and are not in material breach of such licenses) such Technology and have security measures in place in relation to such Technology that meet or exceed the industry standard.

(xi)          To the extent that any Business Intellectual Property is confidential, the Company and its subsidiaries have taken commercially reasonable efforts to ensure that their employees, consultants and contractors are subject to enforceable legal obligations to maintain the confidentiality of such Business Intellectual Property.

(xii)         The Company and its subsidiaries have taken commercially reasonable steps (in accordance with industry standards) to protect the Owned Intellectual Property, including commercially reasonable steps to prevent unauthorized use or disclosure of any trade secrets, confidential information and know how possessed by the Company and its subsidiaries..

(cc)        Shareholder Rights Plan. The Company (i) has taken all action required for it to perform its obligations under Sections 5.2(g) and 5.2(h), and (ii) has taken all necessary action so that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (A) cause the Rights (as defined in the Company Rights Plan) to become exercisable, (B) cause any person to become an Acquiring Person (as defined in the Company Rights Plan) or (C) give rise to a Separation Time or Flip-in Event (each as defined in the Company Rights Plan).

(dd)       Vote Required. Except as may otherwise be provided for in the Interim Order, the only vote of holders of securities necessary to approve the Arrangement Resolution is the approval set forth in Section 2.2(b).

(ee)        No “Collateral Benefit”. To the knowledge of the Company, no “related party” of the Company (within the meaning of CSA Multilateral Instrument 61-101 — Protection of Minority Holders in Special Transactions (“MI 61-101”)) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(ff)         Insolvency. Neither the Company nor any of its subsidiaries: (i) is insolvent or bankrupt under or pursuant to any corporate, insolvency, winding-up, restructuring, reorganization, administration or other laws applicable to it; (ii) except as specifically disclosed in writing in the Data Room, has commenced, approved, authorized or taken any action in furtherance of proceedings in respect of such Company or subsidiary under any applicable bankruptcy, insolvency, restructuring, reorganization, administration, winding up, liquidation, dissolution, or similar Law; or (iii) is or has been subject to any actions taken or proceedings commenced by creditors or other persons for or in respect of the bankruptcy, receivership, insolvency, restructuring, reorganization, administration, winding-up, liquidation or dissolution of such Company or subsidiary, or any material property or assets of such Company or subsidiary.

(gg)       Fees. The Company represents and warrants that, except for the Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, the Company in connection with this Agreement or the Arrangement (and the transactions contemplated herein and therein). The Company has made full disclosure in writing to Purchaser of all fees to be paid to the Financial Advisors under the terms of the agreements with the Financial Advisors relating to any arrangements between the Company or any of its subsidiaries and each of UBS Investment Bank and RBC Capital Markets that are in effect at the date hereof and the Company shall not amend or otherwise modify such agreements without the prior written consent of Purchaser. Specifically disclosed in writing in the Data Room is the aggregate amounts of all advisory fees, success fees, brokerage commissions, finder’s fees or other like payments payable by the Company or any of its subsidiaries in connection with the Arrangement and such fees, commissions or like payments do not exceed US$38,000,000 and there are no such amounts payable by the Company or any of its subsidiaries other than those discussed in writing to Purchaser. Neither the Company nor any of its subsidiaries has paid or agreed to pay any fee, commission or expense incurred by any Company Shareholder (including the fees, commissions or expenses of any accountant, auditor, broker, financial advisor, consultant or legal counsel retained by or on behalf of any Company Shareholder) arising from or in connection with this Agreement or the transactions contemplated hereby.

SCHEDULE F

To the Arrangement Agreement

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby:

(a)           Organization and Qualification. Purchaser is a corporation formed and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as it is now being conducted. Purchaser is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not, materially impair or delay the ability of Purchaser to consummate the transactions contemplated by this Agreement.

(b)           Authority Relative to this Agreement. Purchaser has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Purchaser and performance of this Agreement by it of its obligations hereunder have been duly authorized by its board of directors, and no other corporate proceedings on its part are necessary to authorize the consummation of the transactions contemplated hereunder or completion of the Arrangement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with the terms of this Agreement, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           No Violations.

(i)            Neither the execution and delivery of this Agreement by Purchaser nor the completion of the transactions contemplated hereby, nor compliance by Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the constating documents governing Purchaser; (B) any material contract or other instrument or obligation to which Purchaser or any of its subsidiaries is a party, or to which Purchaser or any of its respective properties or assets may be subject, or by which Purchaser or any of its respective subsidiaries is bound; or (C) violate any Law applicable to Purchaser or any of its subsidiaries or any of its properties or assets (except, in the case of clauses (B) and (C) above, as would not reasonably be expected to materially impair or delay the ability of Purchaser to consummate the transactions contemplated in this Agreement).

(ii)           Subject to obtaining the Regulatory Approvals and assuming compliance with the Interim Order and any approvals required thereunder, the Final Order, filings with the Director under the CBCA and compliance with applicable Securities Laws, no material authorization, approval, license, permit, order, consent, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by Purchaser in connection with the performance of its obligations and the consummation of the transactions contemplated hereunder.

(iii)          Sufficient Funds Available. Purchaser has, and will have at the Effective Time, sufficient cash on hand to consummate the transactions and assume the obligations contemplated by this Agreement, including for the payment of (A) its and the Company’s fees and expenses, including the fees and expenses of its and the Company’s advisors, (B) the aggregate Consideration for all of the Company Shares to be acquired pursuant to the Arrangement, (C) the aggregate Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement, and (D) the $250 Million Backstop Credit Facility.

F-2